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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT | 2015



THE HARTFORD

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NOTICE OF 2015 ANNUAL MEETING OF SHAREHOLDERS

Wednesday, May 20, 2015

12:30 p.m. EDT

Wallace Stevens Theater at The Hartford Financial Services Group, Inc.'s Home Office

On behalf of the Board of Directors, I am pleased to invite you to attend the Annual Meeting of Shareholders of The Hartford Financial Services Group, Inc. to be held in the Wallace Stevens Theater at our Home Office, One Hartford Plaza, Hartford, CT 06155 at 12:30 p.m. EDT.

Shareholders will vote on the following items of business:

1. To elect a Board of Directors for the coming year;
2. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2015;
3. To consider and approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement;
4. To act upon any other business that may properly come before the Annual Meeting or any adjournment thereof.

You may vote if you were a shareholder of record at the close of business on March 23, 2015. The Hartford's proxy materials are available via the Internet, which allows us to reduce printing and delivery costs and lessen adverse environmental impacts.

We hope that you will participate in the Annual Meeting, either by attending and voting in person or by voting through other means. For instructions on voting, please refer to page 77 under "How do I vote my shares?"

We urge you to review the proxy statement carefully and exercise your right to vote.

Dated: April 8, 2015

By order of the Board of Directors,

Donald C. Hunt
Vice President and Corporate Secretary

IMPORTANT INFORMATION IF YOU PLAN TO ATTEND THE MEETING IN PERSON:



Don't forget your ticket and government issued ID! Shareholders can obtain an admission ticket and directions to the meeting by contacting our Investor Relations Department at:

 InvestorRelations@TheHartford.com

 (860) 547-2537

 The Hartford
Attn: Investor Relations
One Hartford Plaza (HO-01-01)
Hartford, CT 06155

If you hold your shares of The Hartford through a brokerage account (in "street name"), your request for an admission ticket must include a copy of a brokerage statement reflecting stock ownership as of the record date.

You can also join our meeting webcast at http://ir.thehartford.com. Please leave all cameras, recording devices and other electronic devices at home.



"2014 was an outstanding year for The Hartford. Thanks to the commitment and hard work of more than 17,000 employees, we accelerated the transformation of the company and delivered strong financial results."

Christopher J. Swift

Dear Fellow Shareholders:

2014 was an outstanding year for The Hartford. Thanks to the commitment and hard work of more than 17,000 employees, we accelerated the transformation of the company and delivered strong financial results. The Hartford's core earnings* grew 9%, or 16% on a diluted per share basis. Net income was $798 million, or $1.73 per diluted share, and our core earnings return on equity* increased a full percentage point.

We continued to focus on increasing shareholder value in 2014. Our accomplishments included expanding core earnings and increasing return on equity in our Property & Casualty, Group Benefits and Mutual Funds businesses; selling the Japan annuity business and thereby substantially reducing the risk in our legacy life and annuity runoff business, known as Talcott Resolution; returning more than $2 billion of capital to shareholders through share repurchases and dividends; and, executing a seamless leadership transition.

No discussion of 2014 would be complete without an expression of our deepest gratitude to Liam McGee and his family. Liam stepped down as Chairman, President and Chief Executive Officer and The Hartford was deeply saddened by his loss in February 2015. Liam was a great leader and made an indelible impression on The Hartford. He restored the company's financial strength and set us on a path to achieve our vision: to be an exceptional company, celebrated for financial performance, character and customer value.

In my previous role as The Hartford's Chief Financial Officer, I worked in partnership with Liam and in my new role as Chairman and Chief Executive Officer, I will continue to execute the strategy we developed for creating shareholder value: 1) profitably grow the company's focused portfolio of businesses, 2) further reduce the size and risk of the legacy annuity liabilities, and 3) deliver more customer value while increasing operating effectiveness and efficiency.

In 2014, we made significant progress in each of these three areas and our strategic and financial transformation is essentially complete. We have placed greater focus on our portfolio of businesses and continue to make important investments for future growth, including investments in products, capabilities, technology and talent.

I am confident that the company is well positioned to create value for our shareholders on a consistent and sustained basis.

Sincerely,

Christopher J. Swift

Christopher J. Swift
Chairman and Chief Executive Officer

* Denotes non-GAAP financial measure. See The Hartford's Investor Supplement for the fourth quarter of 2014 available at http://ir.thehartford.com for more information, including reconciliations to the most directly comparable GAAP financial measures.



"As fiduciaries of The Hartford, it is the responsibility of the Board to ensure its good governance and to oversee its strategic and operational initiatives in a manner that helps create and protect long-term shareholder value."

Thomas A. Renyi

Dear Fellow Shareholders:

As fiduciaries of The Hartford, it is the responsibility of the Board to ensure its good governance and to oversee its strategic and operational initiatives in a manner that helps create and protect long-term shareholder value. To that end, the Board focused on a number of key initiatives in 2014, including:

Talent Development and Succession Planning

Talent development and succession planning have been and will continue to be vital components of this Board's governance responsibilities. Accordingly, we routinely discuss key talent indicators with management, meet with potential future leaders of the company, and engage in rigorous succession planning. In 2014, upon Liam McGee's decision to step down as CEO, we realized the return on our investment in talent development and succession planning. It is gratifying that we were in a position to elevate our CFO, Chris Swift, to the role of CEO and appoint from within the company a seasoned leadership team of the caliber we have leading the execution of our strategy.

Strategy and Risk Management

In 2014, the Board remained highly engaged in the company's strategic approach to creating shareholder value. In addition to overseeing the sale of the company's Japan annuity business, a key strategic milestone that significantly reduces the company's risk profile, the Board devoted significant time and discussion throughout the year to intensive review of the company's plans and investments for driving future profitable growth and of its uses of excess capital. The Board also devoted substantial time to risk management. The business and financial operations of The Hartford remain complex, notwithstanding the narrowing of its business model. Risk-taking is an essential part of an insurance business, and the Board worked closely with Chris and his executive leadership team to enable informed judgments on risk within appropriate limitations and oversight.

Executive Compensation

The Board remains committed to establishing transparent executive compensation programs that effectively align the interests of our executive leadership team with the company's shareholders. Accordingly, our programs are designed to be linked to company strategy and provide incentives that correlate with company performance. We regularly review best practices and solicit feedback from our shareholders, which resulted in several changes to the design of our compensation program in 2014.

The members of The Hartford's Board bring a diverse set of skills and perspectives to the oversight of this great company. I am proud to work side-by-side with my fellow directors as the Board's independent presiding director, to serve our shareholders.

Sincerely,

Thomas A. Renyi
Presiding Director

Contents

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

Annual Meeting of Shareholders

- Time and Date: Wednesday, May 20, 2015 at 12:30 p.m.
- Place: Wallace Stevens Theater
  The Hartford Financial Services Group, Inc.
  One Hartford Plaza
  Hartford, CT 06155
- Record Date: March 23, 2015
- Voting: Shareholders as of the record date are entitled to vote by Internet at www.proxyvote.com; telephone at 1-800-690-6903; completing and returning their proxy card or voter instruction card; or in person at the annual meeting (street holders must obtain a legal proxy from their broker, banker or trustee granting the right to vote).

Voting Matters

Agenda Item	Board Vote Recommendation	Page Reference (for more detail)
1. Election of Directors Each director nominee has an established record of accomplishment in areas relevant to overseeing our businesses and possesses qualifications and characteristics that are essential to a well-functioning and deliberative governing body.	FOR each Director Nominee	31
2. Ratification of Independent Registered Public Accounting Firm As a matter of good corporate governance, the Board is asking shareholders to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2015.	FOR	35
3. Advisory Vote to Approve Executive Compensation The Board is asking shareholders to approve, on an advisory basis, the compensation of our named executive officers ("NEOs") as disclosed in this proxy statement. Our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by (1) encouraging profitable growth consistent with prudent risk management, (2) attracting and retaining key talent, and (3) appropriately aligning pay with short- and long-term performance.	FOR	71

Performance Summary

Executing on our Strategy

We achieved outstanding performance in 2014. We continued to transform our business to improve profitability and reduce risk, we used our financial strength to return capital to our shareholders, and we underwent a seamless leadership transition. Highlighted below are some of our key accomplishments in 2014. We view the transformation we began in 2012 as essentially complete, and we are focused on the future. Our primary objectives are to improve return on equity and grow book value per share to drive top quartile shareholder returns. While there is still work to be done, the Board and management are pleased with the progress we made in 2014.

Key Accomplishments in 2014

Improved Profitability	Reduced Risk	Returned Capital	Transitioned Leadership
• Increased core earnings by 9% • Achieved significant margin improvement in P&C and Group Benefits*	• Sold Japan annuities business • Reduced variable annuity policy count by 13% • Reduced fixed annuity policy count by 18%	• Repurchased $1.8 billion of common shares • Reduced debt by $200 million • Increased quarterly dividend by 20%	• Executed a seamless leadership transition following Liam McGee's decision to step down • All members of the new leadership team were internal candidates

* Combined ratio, excluding catastrophes and prior year loss reserve development for P&C; after-tax core earnings margin for Group Benefits

Delivering Superior Shareholder Returns

Strong financial performance, a significantly improved risk profile and the financial flexibility to return capital to shareholders while continuing to invest in our businesses has helped drive superior shareholder returns. In 2014, we outperformed relevant benchmarks, including the S&P 500, S&P 500 P&C and S&P Insurance Composite indices, as illustrated on the right. We significantly outperformed these indices over three years as well. The chart on the following page illustrates our performance, and the transformative actions we have taken, beginning in 2012.

One-Year Total Shareholder Return*



Includes reinvestment of dividends. Data provided by S&P Capital IQ.

Three-Year Total Shareholder Return and Key Management Actions*



*Timeline not to scale.

**Total capital management plan authorization for 2014-2015: $2.775 billion in equity repurchases; $1.156 billion in debt reduction; and 20% increase to quarterly dividend.

Board and Governance Highlights

Governance Decisions

Decision	Rationale
Upon Liam McGee's resignation as CEO and President on July 1, 2014, he retained his position as Chairman of the Board.	• The Board determined that it was in the best interests of the company and its shareholders for Mr. McGee to continue his services as Chairman for a transitional period.
Upon Mr. McGee's resignation from the Board on January 5, 2015, our CEO Christopher Swift was vested with the responsibilities of Chairman.	• Mr. Swift is uniquely positioned to identify and communicate key strategic and operational issues and the interests of the company's stakeholders to the Board. • The Board has strong, diverse and active independent directors of varying tenures. • Elements of the company's corporate governance structure, including a strong presiding director role and mandatory meetings of the non-management directors, effectively protect against any potential conflicts that may result from combining the roles of CEO and Chairman. • Mr. Swift demonstrated strong leadership both during his tenure as CFO and subsequently as CEO.
Appointed Teresa Roseborough to the Board, effective April 1, 2015.	• Ms. Roseborough is a seasoned executive with significant business, regulatory, compliance, risk management and legal expertise; in addition, she brings insurance industry experience from her time spent as a senior legal executive at a Fortune 100 insurance company.

Board Nominees

Name	Age	Director since	Experience	Independent Yes	Independent No	Current Committee Memberships[1]	Other Current Public Company Boards
Robert B. Allardice III	68	2008	Former regional CEO, Deutsche Bank Americas	✓		• Audit* • FIRMCo	• Ellington Residential Mortgage REIT • GasLog Partners
Trevor Fetter	55	2007	President and CEO, Tenet Healthcare	✓		• Comp* • FIRMCo	• Tenet Healthcare
Kathryn A. Mikells	49	2010	CFO, Xerox	✓		• Comp • FIRMCo	
Michael G. Morris	68	2004	Former Chairman, President and CEO, American Electric Power Company	✓		• Audit • FIRMCo • NCG	• Alcoa • L Brands • Spectra Energy
Thomas A. Renyi[2]	69	2010	Former Executive Chairman, Bank of New York Mellon; former Chairman and CEO, Bank of New York Company	✓		• Comp • FIRMCo	• Public Service Enterprise Group • Royal Bank of Canada
Julie G. Richardson	52	2014	Former Partner, Providence Equity Partners	✓		• Audit • FIRMCo	
Teresa W. Roseborough	56	2015	Executive Vice President, General Counsel and Corporate Secretary, The Home Depot	✓		• NCG • FIRMCo	
Virginia P. Ruesterholz	53	2013	Former Executive Vice President, Verizon Communications	✓		• Audit • FIRMCo • NCG	• Frontier Communications
Charles B. Strauss	72	2001	Former President and CEO, Unilever U.S.	✓		• Audit • FIRMCo* • NCG	
Christopher J. Swift	54	2014	Chairman and CEO, The Hartford		✓	• FIRMCo	
H. Patrick Swygert	72	1996	President Emeritus and professor emeritus, Howard University	✓		• Comp • FIRMCo • NCG*	• United Technologies Corporation

*   *Denotes committee chairman*
(1)   *Full committee names are as follows:*
       Audit – Audit Committee
       Comp – Compensation and Management Development Committee
       FIRMCo – Finance, Investment and Risk Management Committee
       NCG – Nominating and Corporate Governance Committee
(2)   *Mr. Renyi serves as the presiding director. For more details on the presiding director's role, see page 13*

Governance Best Practices

The Board and management regularly review best practices in corporate governance and modify our governance policies and practices as warranted. Our current best practices include:

✓ Majority independent directors
✓ All independent key committees (Audit, Compensation and Management Development, Nominating and Corporate Governance)
✓ Strong independent presiding director role
✓ Directors elected annually
✓ Majority vote standard (with plurality carve-out for contested elections)
✓ Director resignation policy
✓ Over-boarding policy
✓ Board and committee self-assessments conducted annually
✓ Robust stock-ownership guidelines
✓ Diverse Board membership in terms of background, experience and tenure
✓ Annual shareholder engagement program to obtain valuable feedback on our compensation and governance programs
✓ Annual review of CEO succession plan by the independent directors with the CEO
✓ Annual Board review of senior management long-term and emergency succession plans

Compensation Highlights

2014 Compensation Decisions

Decision	Rationale
The Compensation Committee approved an annual incentive plan ("AIP") funding factor of 138%, making no adjustments to the formulaic calculation. (page 47)	Performance against pre-established financial targets resulted in a formulaic AIP funding factor of 138% of target. The Compensation Committee undertook a qualitative review of performance and concluded that the formulaic AIP funding factor appropriately reflected 2014 performance. Accordingly, no adjustments were made.
The independent directors approved a transition agreement providing compensation terms for Liam McGee in his role as an advisor during the leadership transition. (page 51)	In order to ensure an orderly transition, the independent directors felt that it was important to retain Mr. McGee's services beyond his resignation as President and CEO.
The Board promoted a new leadership team consisting entirely of internal candidates and the Compensation Committee (and, in the case of the CEO, the independent directors) determined target total compensation levels for their new roles. (page 50)	Our robust talent development program provided a deep bench of internal talent. The target total compensation opportunity was increased for each promoted executive to reflect their new roles and was determined using the process described in the *Benchmarking* section beginning on page 46. No additional LTI was granted at the time of their promotions.

2014 Active NEO Compensation Summary

The table below reflects the 2014 compensation package (base salary, AIP award and long-term incentive ("LTI") award) for each active NEO. Although this table is not a substitute for the *Summary Compensation Table* information beginning on page 55, we believe it provides a simple and concise picture of compensation decisions made for the active NEOs in 2014.

Compensation Component	C. Swift	B. Bombara	D. Elliot	B. Johnson	R. Rupp
Base Salary Rate[1]	$ 1,000,000	$ 625,000	$ 900,000	$ 500,000	$ 600,000
2014 AIP Award	$ 2,139,000	$ 1,350,000	$ 1,800,000	$ 1,450,000	$ 1,600,000
2014 LTI Award[2]	$ 2,200,000	$ 1,000,000	$ 2,000,000	$ 1,100,000	$ 1,400,000
Total 2014 Compensation Package[3]	$ 5,339,000	$ 2,975,000	$ 4,700,000	$ 3,050,000	$ 3,600,000

(1) Reflects base salary rate at 12/31/2014 following promotion of Messrs. Swift, Elliot and Johnson and Ms. Bombara.
(2) Reflects the dollar amount of the award as approved by the Compensation Committee rather than the fair value (calculated in accordance with FASB ASC Topic 718), which is shown in the Summary Compensation Table.
(3) Excludes items shown under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" and "All Other Compensation" columns in the Summary Compensation Table.

Compensation Best Practices

The Compensation Committee regularly reviews best practices in executive compensation. Our current best practices and policies include the following:

- ✓ Approximately 88% of current CEO target annual compensation and 83% of other NEO target annual compensation variable based on performance, including stock price performance
- ✓ Senior Executives eligible for the same benefits as full-time employees, including health, life insurance, disability and retirement benefits
- ✓ Severance benefits payable upon a change of control do not exceed 2x the sum of base pay plus target bonus
- ✓ Double trigger requirement for change of control benefits and vesting of equity awards (so long as the awards are assumed or replaced with substantially equivalent awards)
- ✓ No excise tax gross-up upon a change of control
- ✓ No individual employment agreements
- ✓ Independent compensation consultant performs services only for the Compensation Committee
- ✓ Comprehensive risk mitigation in plan design and annual review of compensation plans, policies and practices
- ✓ All employees and directors prohibited from engaging in hedging, monetization, derivative and similar transactions with company securities
- ✓ Senior Executives prohibited from pledging company securities
- ✓ Executive perquisites are limited; no tax gross-ups are provided on perquisites
- ✓ Stock ownership guidelines for directors and Senior Executives; compliance with guidelines reviewed annually
- ✓ Compensation peer groups evaluated periodically to align with investor expectations and changes in market practice or our businesses
- ✓ Competitive burn rate and dilution for equity program

In furtherance of our commitment to best practices, our 2014 Incentive Stock Plan does not allow the following:

- ✕ Granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant
- ✕ Re-pricing (reduction in exercise price) of stock options
- ✕ Underwater cash buy-outs
- ✕ Inclusion of reload provisions in any stock option grant
- ✕ Payment of dividends on unvested performance shares

BOARD AND GOVERNANCE MATTERS

In this section, you will find:

- Governance Practices and Framework
- Director Compensation
- Director Nominees



THE
HARTFORD



"As we looked to carry the momentum of 2014 forward, we concluded that combining the roles of Chairman and CEO, with a strong independent presiding director, is in the best interests of shareholders as it best positions the company for future success."

Pat Swygert

Dear Fellow Shareholders:

In 2014, the Board carefully considered its board leadership structure. While we consider the appropriateness of the structure regularly, that deliberation is never more critical than in the context of leadership succession.

In June 2014, the company announced that after five years of leading the company through a successful financial turnaround and strategic transformation, Liam E. McGee would step down as the CEO and Christopher J. Swift would be appointed CEO, effective July 1, 2014. Upon the appointment of Mr. Swift to the role of CEO, the Board determined that it was in the best interests of the company and its shareholders for Mr. McGee to continue his service as Executive Chairman for a transitional period.

The Board deliberated extensively on what the company's board leadership structure should be following that transitional period, sought feedback from shareholders and considered extensive expert corporate governance analysis. In December, the Board concluded that the company's historical approach of combining the roles of CEO and Chairman while maintaining strong independent Board leadership continues to be the optimal leadership structure from which to carry out its oversight of the company's strategy, business operations and risk management. Accordingly, upon Mr. McGee's resignation from the Board on January 5, Mr. Swift was vested with the responsibilities of Chairman and CEO.

In reaching its decision to recombine the roles of CEO and Chairman, the Board took into account the following factors:

- Mr. Swift, a partner to Mr. McGee in developing the company's strategy and the principal leader of business operations, is uniquely positioned to identify and communicate key strategic and operational issues and the interests of the company's stakeholders to the Board.
- The Board has strong, diverse and active independent directors of varying tenures.
- Elements of the company's corporate governance structure, including a strong presiding director role and mandatory meetings of the non-management directors, effectively protect against any potential conflicts that may result from combining the roles of CEO and Chairman.
- The strength of Mr. Swift's performance both during his tenure as CFO and subsequently as CEO.

As we looked to carry the momentum of 2014 forward, we concluded that combining the roles of Chairman and CEO, with a strong independent presiding director, is in the best interests of shareholders as it best positions the company for future success.

Sincerely,

Pat Swygert
Chairman of the Nominating and Corporate Governance Committee

GOVERNANCE PRACTICES AND FRAMEWORK

At The Hartford, we aspire to be an exceptional company celebrated for financial performance, character, and customer value. We believe that good governance practices and responsible corporate behavior are central to this vision and contribute to our long-term performance. Accordingly, the Board and management regularly review best practices in corporate governance and modify our governance policies and practices as warranted. Our current best practices include:

✓ Majority independent directors
✓ All independent key committees (Audit, Compensation and Management Development, Nominating and Corporate Governance)
✓ Strong independent presiding director role
✓ Directors elected annually
✓ Majority vote standard (with plurality carve-out for contested elections)
✓ Director resignation policy
✓ Over-boarding policy
✓ Board and committee self-assessments conducted annually
✓ Robust stock-ownership guidelines
✓ Diverse Board membership in terms of background, experience and tenure
✓ Annual shareholder engagement program to obtain valuable feedback on our compensation and governance programs
✓ Annual review of CEO succession plan by the independent directors with the CEO
✓ Annual Board review of senior management long-term and emergency succession plans

The fundamental responsibility of our directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of The Hartford and its shareholders. The Board fulfills this responsibility within the general governance framework provided by the following documents:

- Articles of Incorporation
- By-laws
- Corporate Governance Guidelines (compliant with the listing standards of the NYSE and including guidelines for determining director independence and qualifications)
- Charters of the Board's committees
- Code of Ethics and Business Conduct
- Code of Ethics and Business Conduct for Members of the Board of Directors
- Code of Ethics and Political Compliance

Copies of these documents are available on our investor relations website at *http://ir.thehartford.com* or upon request sent to our Corporate Secretary (see page 79 for details).

Director Independence

The Board annually reviews director independence under standards stated in our Corporate Governance Guidelines, the listing standards of the NYSE, and other applicable legal and regulatory rules and has affirmatively determined that all nominees for director other than Mr. Swift are independent.

Independent Board Leadership

Whenever the chairman of the Board is not independent, our Corporate Governance Guidelines require the independent directors to elect from among them a presiding director. At each regularly scheduled meeting of the Board, the presiding director leads a meeting in executive session of the independent directors. In 2014, the independent directors met eight times in executive session. The presiding director has the following responsibilities:

- presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- serving as a liaison between the Chairman and CEO and the non-management directors;
- approving information sent to the Board;
- approving meeting agendas for the Board;

- approving meeting schedules to help ensure there is sufficient time for discussion of agenda items;
- calling and presiding over meetings of the independent directors; and

- if requested by shareholders, being available, when appropriate, for consultation and direct communication.

Board Tenure and Refreshment

The Nominating and Corporate Governance Committee strives for a Board that includes a mix of varying perspectives and breadth of experience. Newer directors bring fresh ideas and perspectives, while longer tenured directors bring extensive knowledge of our complex operations. As noted above, the Board considers the independence of its members under applicable laws, regulations and the NYSE listing standards on an annual basis and does not believe the independence of any director

nominee is compromised due to Board tenure. We have a formal director retirement policy at age 75, which contributes to Board renewal.

Among the current director nominees, six have fewer than five years of service, two have over 10 years of service, and the remaining three nominees have between five and ten years of tenure. The average tenure of our nominees is 6.6 years.



> 10 years
2 Directors

< 5 years
6 Directors

5-10 years
3 Directors

6.6 years
Average Tenure

Talent Development and Succession Planning

Talent development and succession planning have been and will continue to be important parts of the Board's governance responsibilities. The CEO and independent directors conduct a review, at least annually, of succession and continuity plans for the CEO. Succession planning includes the identification and development of potential successors, policies and principles for CEO selection, and plans regarding succession in the case of an emergency or the retirement of the CEO. In addition, each year, the Compensation and Management Development Committee

reviews succession and continuity plans for the CEO and each member of the executive leadership team that reports to the CEO. The Compensation and Management Development Committee's charter requires that it discuss the results of these reviews with the independent directors and/or the CEO. However, given the importance of the topic and the engagement of the full board on the issue, all directors are invited to these sessions. The full Board routinely meets with potential future leaders of the company.

Committees of the Board

The Board has four standing committees: the Audit Committee; the Compensation and Management Development Committee; the Finance, Investment and Risk Management Committee; and the Nominating and Corporate Governance Committee. The Board has determined that all of the members of the Audit Committee, the Compensation and Management Development Committee and the Nominating and Corporate Governance Committee are "independent" directors within

the meaning of the SEC's regulations, the listing standards of the NYSE and our Corporate Governance Guidelines. Each committee conducts a self-evaluation of its performance on an annual basis.

The current members of the Board and the committees on which they serve are identified below. The primary functions of each committee are as follows:



AUDIT COMMITTEE

"Following a number of complex transactions, most recently the sale of our Japanese annuity subsidiary in mid-2014, we're focused on ensuring the integrity of our financial reporting and the effectiveness of our controls."

Robert B. Allardice, III, Committee Chair since 2009

Members[1]	Roles and Responsibilities	Meetings in 2014
• R. Allardice (Chair)[2] • M. Morris[2] • J. Richardson • V. Ruesterholz • C. Strauss[2]	• Monitors the integrity of our financial statements • Oversees our accounting, financial reporting and disclosure processes and the adequacy of management's systems of internal control over financial reporting • Monitors the independent registered public accounting firm's qualifications and independence • Monitors the performance of our internal audit function and independent registered public accounting firm • Monitors our compliance with legal and regulatory requirements and our Code of Ethics and Business Conduct • Discusses with management policies with respect to risk assessment and risk management	9

(1) All members are "financially literate" within the meaning of the listing standards of the NYSE.
(2) "Audit committee financial expert" within the meaning of the SEC's regulations.



COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

"While the Board considers succession planning annually, in 2014 it was an area of intense focus and execution. The fact that all members of the new leadership team were internal is a testament to the strength of our management development process."

Trevor Fetter, Committee Chair since 2013

Members	Roles and Responsibilities	Meetings in 2014
• T. Fetter (Chair) • K. Mikells • T. Renyi • H. Swygert	• Oversees executive compensation and assists us in defining an executive total compensation policy • Works with management to develop a clear relationship between pay levels, performance and returns to shareholders and to align our compensation structure with our objectives • Has the ability to delegate, and has delegated to the Executive Vice President, Human Resources, or her designee, responsibility for the day-to-day operations of our compensation plans and programs • Has sole authority to retain, compensate and terminate any consulting firm used to evaluate and advise on executive compensation matters • Considers independence standards required by the NYSE or applicable law in regards to compensation consultants, accountants, legal counsel or other advisors, prior to their retention • In consultation with a senior risk officer, meets annually to discuss and evaluate whether incentive compensation arrangements create material risks to the company • Retains responsibility for compensation actions and decisions with respect to certain senior executives, as described in the Compensation Discussion and Analysis beginning on page 37	10



FINANCE, INVESTMENT AND RISK MANAGEMENT COMMITTEE

"Cybersecurity was a focus in 2014. As more and more companies report cyber incidents, we're reviewing our defenses against external threats and monitoring the administrative and technical controls we have in place to mitigate risk."

Charles B. Strauss, Committee Chair since 2009

Members	Roles and Responsibilities	Meetings in 2014
• R. Allardice • T. Fetter • K. Mikells • M. Morris • T. Renyi • J. Richardson • T. Roseborough • V. Ruesterholz • C. Strauss (Chair) • C. Swift • H. Swygert	• Reviews and recommends changes to enterprise policies governing management activities relating to major risk exposures such as market risk, liquidity and capital requirements, insurance risks and cybersecurity • Reviews our overall risk appetite framework, which includes an enterprise risk appetite statement, risk preferences, risk tolerances, and an associated limit structure for each of our major risks • Reviews and recommends changes to our financial, investment, and risk management guidelines • Provides a forum for discussion among management and the entire Board of key financial, investment and risk management matters	5



NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

"As part of its Board refreshment efforts, the Nominating Committee devoted substantial time in 2014 to identifying qualified candidates who can bring fresh ideas and diverse perspectives to the oversight of the company."

H. Patrick Swygert, Committee Chair since 2013

Members	Roles and Responsibilities	Meetings in 2014
• M. Morris • T. Roseborough • V. Ruesterholz • C. Strauss • H. Swygert (Chair)	• Advises and makes recommendations to the Board on corporate governance matters • Considers potential nominees to the Board • Makes recommendations on the organization, size and composition of the Board and its committees • Considers the qualifications, compensation and retirement of directors • Reviews policies and programs that relate to our social responsibility, sustainability, environmental stewardship and political contributions	5

Board Risk Oversight

The Board as a whole has ultimate responsibility for risk oversight. It exercises its oversight function through its standing committees, each of which has primary risk oversight responsibility for all matters within the scope of its charter. Annually, each committee reviews and reassesses the adequacy of its charter and the Nominating and Corporate Governance Committee reviews all charters and recommends any changes to the Board for approval. The table below provides examples of each committee's risk oversight responsibilities. For a more detailed description of each committee's responsibilities, see pages 15-16.


Board of Directors
Audit Committee
Compensation and Management Development Committee
Finance, Investment and Risk Management Committee
Nominating and Corporate Governance Committee
• Financial Reporting
• Legal and Regulatory Compliance
• Business Resiliency
• Compensation Programs
• Talent Acquisition, Retention and Development
• Market Risk
• Liquidity and Capital Requirements
• Insurance Risk
• Cybersecurity
• Governance Policies and Procedures
• Board Organization and Membership

In addition to the risks identified above, the Finance, Investment and Risk Management Committee has responsibility for oversight of all risks that do not fall within the oversight responsibility of any other standing committee. In addition, the Audit Committee discusses with management policies with respect to risk assessment and risk management.

To assist it in discharging its oversight function, from time to time, the Board deems it advisable to form either a special committee or a working group to lead oversight of key strategic matters, with regular reports to the full board. Beginning in 2012, the Board established a Variable Annuity Working Group to review strategies for mitigating our variable annuity exposures. This group, consisting of Barry Allardice, Tom Renyi, Julie Richardson, Virginia Ruesterholz and Charles Strauss, met six times in 2014, was regularly briefed on the status of the Japan sales process and evaluated with management the offers received, culminating in the sale of the Japan annuity company. The evaluation included, among other things, an analysis of impacts of a sale and related accounting, purchase price adjustment mechanism and impact to the hedge program, as well as the regulatory approval process.

At the management level, we have established an Enterprise Risk and Capital Committee ("ERCC"), which manages our risk profile, capital structure and risk management practices. The ERCC reports to the Board primarily through the Finance, Investment and Risk Management Committee and also through interactions with the Audit Committee.

ERCC Members

- CEO (Chair)
- President
- Chief Financial Officer
- Chief Risk Officer
- Chief Investment Officer
- General Counsel
- Others as deemed necessary by the ERCC Chair

Business Ethics and Conduct

> "Always act with integrity and honesty, and be accountable in everything you do."
>
> The Hartford's Code of Ethics and Business Conduct

Striving to do the right thing every day and in every situation is fundamental to our culture, and we are proud that we have been recognized seven times by The Ethisphere Institute as one of the "World's Most Ethical Companies." We have adopted a Code of Ethics and Business Conduct, which applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. We have also adopted a Code of Ethics and Business Conduct for Members of the Board of Directors and a Code of Ethics and Political Compliance. These codes require that all of our employees and directors engage in honest and ethical conduct in performing their duties, provide guidelines for the ethical handling of actual or apparent conflicts of interest and provide mechanisms to report unethical conduct.

We provide our employees with a comprehensive educational program, including courses on our Code of Ethics and Business Conduct, potential conflicts of interest, privacy and information protection, marketplace conduct, and ethical decision-making. Hotlines and online portals have been established for employees, vendors, or others to raise ethical concerns and employees are encouraged to speak up whenever they have an ethics-oriented question or problem.

Certain Relationships and Related Transactions

The Board has adopted a written Policy for the Review, Approval or Ratification of Transactions with Related Persons. This policy requires our directors and Section 16 executive officers to promptly disclose any actual or potential material conflict of interest to the Chairman of the Nominating and Corporate Governance Committee and the Chairman of the Board for evaluation and resolution. If the transaction involves a Section 16 executive officer or an immediate family member of a Section 16 executive officer, the matter must also be disclosed to our General Auditor or Director of Compliance for evaluation and resolution.

We did not have any transactions requiring review under this policy during 2014.

Communicating with the Board

Shareholders and other interested parties may communicate with directors by contacting the Corporate Secretary at The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. The Corporate Secretary will relay appropriate questions or messages to the directors. Only items related to the duties and responsibilities of the Board will be forwarded.

Anyone interested in raising a complaint or concern regarding accounting issues or other compliance matters directly with the Audit Committee may do so anonymously and confidentially by contacting EthicsPoint:

By internet	**By telephone**	**By mail**
		
Visit 24/7 www.ethicspoint.com	1-866-737-6812 (U.S. and Canada) 1-866-737-6850 (all other countries)	The Hartford c/o EthicsPoint P.O. Box 230369 Portland, Oregon 97281

Board and Shareholder Meeting Attendance

The Board met 12 times during 2014 and each of the directors attended 75% or more of the aggregate number of meetings of the Board and the committees on which he or she served. The average attendance of all directors at Board and committee meetings was approximately 94%. We encourage our directors to attend the Annual Meeting of Shareholders and all of our directors attended the Annual Meeting of Shareholders held on May 21, 2014, except Ms. Ruesterholz who had a scheduling conflict that pre-dated her appointment to the Board.

Selection of Nominees for Election to the Board

Criteria for Nomination to the Board of Directors and Diversity

The Nominating and Corporate Governance Committee is responsible for identifying and recommending to the Board candidates for Board membership. It considers candidates suggested by its members, other Board members, management and shareholders. In addition, at the request of the Nominating Committee, we have retained an outside search firm to identify prospective Board nominees.

The Nominating Committee evaluates candidates against the standards and qualifications set forth in our Corporate Governance Guidelines as well as other relevant factors as it deems appropriate, including the current composition of the Board and the candidate's:

- experience and its relevance to our business and objectives;
- financial and accounting expertise;
- ability to meet the required independence criteria and avoid conflicts of interest;
- personal and professional ethics, integrity and values; and
- availability to attend Board meetings and to devote appropriate time to preparation for such meetings.

In addition, the Nominating Committee considers the candidate's potential contribution to the diversity of the Board. The Board believes that a diverse membership with varying perspectives and breadth of experience is an important attribute of a well-functioning board and will contribute positively to robust discussion at meetings. The Nominating Committee considers diversity in the context of the Board as a whole and takes into account considerations relating to race, gender, ethnicity and the range of perspectives that the directors bring to their work. As part of its consideration of prospective nominees, the Board and the Nominating Committee monitor whether the directors as a group meet The Hartford's criteria for the composition of the Board, including diversity considerations.

The Nominating Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Nominating Committee.



| Candidates recommended to Nominating Committee | → | Nominating Committee considers candidates qualifications | → | Nominating Committee recommends candidates to Board | → | Board determines nominees for election |

New Director Appointed in 2015

As described above, the Nominating Committee devotes substantial time to identifying qualified director candidates who complement the skills and experiences of existing directors so that the full Board brings a range of competencies and perspectives to the oversight of the company. Emblematic of those efforts was the appointment in 2015 of our newest director, Teresa Roseborough. Ms. Roseborough is a seasoned executive with significant business, regulatory, compliance, risk management and legal expertise. In addition, she brings insurance industry experience from her time spent as a senior legal executive at a Fortune 100 insurance company. Her business experience, qualifications and skills are set forth in detail on page 28. Ms. Roseborough's appointment was the culmination of a months-long search process that included consideration of numerous highly qualified director candidates. The search was led by the Chairman of the Nominating Committee and the Executive Vice President, Human Resources and included meetings between Ms. Roseborough and the Chairman and CEO, Presiding Director, each Nominating Committee member and other members of the Board and senior management.

Shareholder Proposed Nominees

The Nominating Committee will consider director candidates recommended by shareholders using the same criteria described above. Nominations for director candidates are closed for 2015. To recommend a candidate for our 2016 Annual Meeting, shareholders must deliver or mail their nomination submission to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. Nominations must be received by February 19, 2016 and must include the information specified in our By-laws, including but not limited to the name of the candidate, together with a brief biography, an indication of the candidate's willingness to serve if elected, and evidence of the nominating shareholder's ownership of our stock.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board, as described below. Members of the Board who are employees of The Hartford or its subsidiaries are not compensated for service on the Board or any of its committees.

For the 2013-2014 Board service year, non-management directors received an annual cash retainer of $65,000, $2,500 for each Board meeting attended, $2,000 for each committee meeting attended (except for the Finance, Investment and Risk Management Committee for which no fee was paid) and a $150,000 annual equity grant of restricted stock. Consistent with market trends, for the 2014-2015 Board service year, we increased the annual cash retainer to $100,000 and the annual equity grant to $160,000, while eliminating Board and committee meeting attendance fees.

Annual Cash Fees

Cash compensation for the 2014-2015 Board service year beginning on May 21, 2014, the date of the 2014 Annual Meeting of Shareholders, and ending on May 20, 2015, the date of the 2015 Annual Meeting, is set forth below:

Annual Cash Compensation	Director Compensation Program
Annual Retainer[1]	$100,000 (all or a portion could be received in fully vested shares of common stock, at the election of the director)
Chair Retainer	$25,000 – Audit Committee $25,000 – Finance, Investment and Risk Management Committee $25,000 – Compensation and Management Development Committee $10,000 – Nominating Committee
Presiding Director Retainer	$25,000
Variable Annuity Working Group Stipend[2]	$10,000

(1)   Directors who join the Board during the Board service year receive a pro rata portion of the annual cash retainer.

(2)   A group of directors dedicated to reviewing strategies for mitigating our variable annuity risk exposures. See page 17 for more details.

Annual Equity Grant

In 2014, directors received an annual equity grant of $160,000, payable solely in restricted stock pursuant to The Hartford 2014 Incentive Stock Plan. The grants of restricted stock were made on August 1, 2014, the first day of the scheduled trading window following the filing of our Form 10-Q for the quarter ended June 30, 2014. The number of shares of each award of restricted stock was determined by dividing $160,000 by $34.03, the closing price of our common stock as reported on the NYSE on the date of the award. Directors who join the Board during the Board service year receive a pro rata portion of the annual restricted stock award. Dividends are payable on outstanding restricted stock awards in the same amount and to the same extent as dividends paid to holders of our common stock.

Directors receiving restricted stock may not sell, assign or otherwise dispose of it until the restriction period ends. For awards granted in 2014, the restriction period lapses on the earlier of (i) May 20, 2015, the last day of the 2014-2015 Board service year or (ii) the first anniversary of the grant date. To the extent any of the following events occur prior to the date upon which restrictions lapse, the restriction period will end with respect to all of the restricted stock currently held by a director: (i) the director's retirement at age 75, (ii) a "change of control" (as defined in the 2014 Incentive Stock Plan), (iii) the director's death, or (iv) the director's disability (as defined in the 2014 Incentive Stock Plan). In the event the director's Board service otherwise terminates prior to the lapse of the restriction period, the restricted stock will be forfeited if the Compensation and Management Development Committee, in its sole discretion, so determines.

For the 2015-2016 Board service year beginning on May 20, 2015, directors will be granted $160,000 in the form of restricted stock units ("RSUs") rather than restricted stock. These RSUs will vest at the end of the Board service year and will be distributed as common stock unless the director has elected to defer the distribution until the end of Board service.

Also for the 2015-2016 Board service year, directors may elect to defer all or part of the $100,000 annual Board cash retainer (and any Committee Chair or Presiding Director cash retainer) into RSUs, to be distributed as common stock following the end of the director's Board service.

Other

We provide each director with $100,000 of group life insurance coverage and $750,000 of accidental death and dismemberment and permanent total disability coverage while he or she serves on the Board. We also reimburse directors for travel and related expenses they incur in connection with their Board and committee service.

Stock Ownership Guidelines and Restrictions on Trading

The Board has established stock ownership guidelines for each director to obtain, by the third anniversary of the director's appointment to the Board, an ownership position in our common stock equal to five times his or her annual cash retainer (including cash retainers paid for committee chair or presiding director responsibilities). All directors with at least three years of Board service met the stock ownership guidelines as of December 31, 2014. Our insider trading policy prohibits all hedging activities by directors, and permits directors to engage in transactions involving

The Hartford's equity securities only through (1) a pre-established trading plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, or (2) during "trading windows" of limited duration following the filing with the SEC of our periodic reports on Forms 10-K and 10-Q and following a determination by the company that the director is not in possession of material non-public information. In addition, our insider trading policy grants us the ability to suspend trading of our equity securities by directors.

Director Summary Compensation Table

We paid the following compensation to directors for the fiscal year ended December 31, 2014.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)	Total ($)
Robert Allardice[2]	151,000	160,000	1,878	312,878
Trevor Fetter	138,500	160,000	630	299,130
Paul G. Kirk[3]	12,000	-	1,384	13,384
Kathryn A. Mikells[4]	113,500	160,000	534	274,034
Michael G. Morris[4]	115,500	160,000	1,878	277,378
Thomas Renyi[2,4]	146,500	160,000	1,878	308,378
Julie G. Richardson[2,4,5]	150,400	216,300	624	367,324
Virginia P. Ruesterholz[2]	126,000	160,000	630	286,630
Charles B. Strauss[2]	150,500	160,000	2,826	313,326
H. Patrick Swygert	128,000	160,000	2,826	290,826

(1)   The amounts shown in this column reflect the aggregate grant date fair value of restricted stock awards granted during the fiscal year ended December 31, 2014. On March 4, 2014, following her appointment to the Board, Ms. Richardson received a pro-rated equity grant for the 2013-2014 Board service year valued at $56,300 based on the closing stock price of $35.83 pursuant to The Hartford 2010 Incentive Stock Plan. This award vested and distributed on May 21, 2014 at the same time as the other director grants for the 2013-2014 Board service year. All other grants were made on August 1, 2014 based on the closing stock price of $34.03 pursuant to The Hartford 2014 Incentive Stock Plan.

(2)   A $10,000 stipend for service in the Variable Annuity Working Group was paid to directors Allardice, Renyi, Richardson, Ruesterholz and Strauss.

(3)   The amount shown for Mr. Kirk reflects cash meeting fees earned between January 1, 2014 and his retirement from the Board on May 21, 2014.

(4)   Directors Mikells, Morris, Renyi and Richardson elected to receive fully vested shares of our common stock in lieu of their $100,000 annual cash retainer.

(5)   Ms. Richardson received a pro-rated annual cash retainer of $24,400 upon her appointment to the Board on January 8, 2014 for the 2013-2014 Board service year.

Director Compensation Table—Outstanding Equity

The following table shows the number and value of unvested equity awards outstanding as of December 31, 2014. The value of these unvested awards is calculated using a market value of $41.69, the NYSE closing price per share of our common stock on December 31, 2014. The numbers have been rounded to the nearest whole dollar or share.

		Stock Awards	
Name	Stock Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)
Robert Allardice	8/1/2014	4,702	196,026
Trevor Fetter	8/1/2014	4,702	196,026
Kathryn A. Mikells	8/1/2014	4,702	196,026
Michael G. Morris	8/1/2014	4,702	196,026
Thomas Renyi	8/1/2014	4,702	196,026
Julie G. Richardson	8/1/2014	4,702	196,026
Virginia P. Ruesterholz	8/1/2014	4,702	196,026
Charles B. Strauss	8/1/2014	4,702	196,026
H. Patrick Swygert	8/1/2014	4,702	196,026

(1)   *For details regarding restricted stock granted in 2014, see* Annual Equity Grant *above.*

DIRECTOR NOMINEES

Eleven individuals will be nominated for election as directors at the Annual Meeting. The terms of office for each elected director will run until the next annual meeting of shareholders and until his or her successor is elected and qualified, or until his or her earlier death, retirement, resignation or removal from office.

In accordance with our Corporate Governance Guidelines, each director has submitted a contingent, irrevocable resignation that the Board may accept if the director fails to receive more votes "for" than "against" in an uncontested election. In that situation, the Nominating Committee (or another committee comprised of at least three non-management directors) would make a recommendation to the Board about whether to accept or reject the resignation. The Board, not including the subject director, will act on this recommendation within 90 days from the date of the Annual Meeting and we will disclose its decision publicly promptly thereafter.

If for any reason a nominee should become unable to serve as a director, either the shares of common stock represented by valid proxies will be voted for the election of another individual nominated by the Board, or the Board will reduce the number of directors in order to eliminate the vacancy.

The Nominating Committee believes that each director nominee has an established record of accomplishment in areas relevant to our business and objectives and possesses the characteristics identified in our Corporate Governance Guidelines as essential to a well-functioning and deliberative governing body, including integrity, independence and commitment. Other experience, qualifications and skills the Nominating Committee looks for include the following:

Experience / Qualification	Relevance to The Hartford
Leadership	Experience in significant leadership positions provides us with special insights, and demonstrates key management disciplines that are relevant to the oversight of our business.
Financial Services Industry	Extensive experience in the financial services industry provides an understanding of the complex regulatory and financial environment in which we operate and is highly important to strategic planning and oversight of our business operations.
Corporate Governance	An understanding of organizations and governance supports management accountability, transparency and protection of shareholder interests.
Risk Management	Risk management experience is critical in overseeing the risks we face today and those emerging risks that could present in the future.
Finance and Accounting	Finance and accounting experience is important in understanding and reviewing our business operations, strategy and financial results.
Business Operations and Strategic Planning	An understanding of business operations and processes and experience making strategic decisions are critical to the oversight of our business, including the assessment of our operating plan and business strategy.
Regulatory	An understanding of laws and regulations is important because we operate in a highly regulated industry and we are directly affected by governmental actions.
Talent Management	We place great importance on attracting and retaining superior talent, and motivating employees to achieve desired enterprise and individual performance objectives.

The Nominating Committee believes that our current Board is a diverse group whose collective experiences and qualifications bring a variety of perspectives to the oversight of The Hartford. All of our directors hold, or have held, senior leadership positions in large, complex organizations, educational institutions and/or charitable and not-for-profit organizations. In these positions, they have demonstrated their leadership, intellectual and analytical skills and gained deep experience in core disciplines significant to their oversight responsibilities on our Board. Their roles in these organizations also permit them to offer senior management a diverse range of perspectives about the issues facing a complex financial services company like The Hartford. Key qualifications, skills and experience our directors bring to the Board that are important to the oversight of The Hartford are identified and described below.

ROBERT B. ALLARDICE, III



Age: 68

Director Since: 2008

Independent

Committees: Audit (Chair); Finance, Investment and Risk Management

Other Public Company Directorships: Ellington Residential Mortgage REIT (2013-present); GasLog Partners LP (2014-present)

Select Qualifications and Skills:

Leadership: Served as a senior leader for multiple large, complex financial institutions, including as regional chief executive officer of Deutsche Bank Americas Holding Corporation, North and South America.

Financial Services Industry: Over 35 years of experience in the financial services industry, including at the senior executive officer level.

Finance and Accounting: Experience leading capital markets-based businesses relevant to the oversight of our investment management firm and corporate finance activities. The Board has determined that Mr. Allardice meets the SEC's criteria of an audit committee "financial expert."

Regulatory: Experience in a highly regulated industry, including interfacing with regulators and establishing governance frameworks relevant to the oversight of our business.

Corporate Governance: Director and audit committee member for several large companies including Vanguard Car Rental; Carlyle Capital Corp.; Citibank (South Dakota), NA; Ellington Housing, Inc. REIT; Ellington Residential Mortgage REIT; and GasLog Partners LP. Has served as chairman of the Board's Audit Committee since 2009.

Morgan Stanley & Company
- Mergers and Acquisitions Department, Founder of Merger Arbitrage Department, Chief Operating Officer of its Equity Department, a Founding member of Finance Committee

Smith Barney
- Consultant

Deutsche Bank Americas Holding Corporation
- Regional Chief Executive Officer of North and South America, Advisory Director

Deutsche Bank
- Consultant to Chairman of Supervisory Board

1974   1993 1994 1995   2002   2006

TREVOR FETTER



Age: 55

Director since: 2007

Independent

Committees: Compensation and Management Development (Chair); Finance, Investment and Risk Management

Other Public Company Directorships: Tenet Healthcare Corporation (2003-present)

Select Qualifications and Skills:

Leadership: Over a decade of experience as the president and chief executive officer of Tenet Healthcare Corporation, a publicly-traded healthcare company.

Finance and Accounting: Significant experience in corporate finance and financial reporting acquired through senior finance roles, including as a chief financial officer of a publicly-traded company.

Business Operations and Strategic Planning: Seasoned chief executive officer with responsibility for leading the strategy and managing the operations of a complex organization.

Regulatory: Experience navigating complex regulatory frameworks as the president and chief executive officer of a highly-regulated, publicly-traded healthcare company.

Corporate Governance: Corporate governance expertise from service as director of large public companies, including four years as Chairman of the Board's Nominating and Corporate Governance Committee.

Tenet Healthcare Corporation
- Chief Financial Officer

Broadlane, Inc.
- Chairman and Chief Executive Officer

Tenet Healthcare Corporation
- President   - Chief Executive Officer

1995   2000   2002   2003   Present

KATHRYN A. MIKELLS



Age: 49

Director since:
2010

Independent

Committees: Compensation and Management Development; Finance, Investment and Risk Management Committee

Select Qualifications and Skills:

Leadership: Experience in a variety of executive management positions, with a focus on leading the finance organizations of global organizations.

Finance and Accounting: Significant experience in corporate finance and financial reporting acquired through senior executive roles in finance, including as a chief financial officer of multiple publicly-traded companies.

Business Operations and Strategic Management: Strong management and transformational skills demonstrated during ADT's successful transition into an independent company and significant mergers and acquisitions experience acquired through the sale of Naclo to Ecolab and the merger of United Airlines with Continental Airlines.

Risk Management: Demonstrated risk management skills as leader responsible for financial and corporate planning for domestic and international organizations.

Talent Management: Strong talent development skills acquired through years leading global finance divisions.



UAL Corporation (Parent of United Airlines) — 1994; Treasurer — 2005; Vice President, Financial Planning and Analysis — 2006; Head of Investor Relations — 2007; - Chief Financial Officer, Executive Vice President — 2008; Nalco Company - Chief Financial Officer — 2010; ADT Security Services - Chief Financial Officer — 2012; Xerox Corporation - Chief Financial Officer — 2013; Present

MICHAEL G. MORRIS



Age: 68

Director since:
2004

Independent

Committees: Audit; Finance, Investment and Risk Management; Nominating and Corporate Governance

Other Public Company Directorships: Alcoa, Inc. (2002-present); American Electric Power Company, Inc. (2004-2014); L Brands, Inc. (2012-present); Spectra Energy (2013-present)

Select Qualifications and Skills:

Leadership: Over two decades of experience as chief executive officer and president of multiple publicly-traded companies in the highly regulated energy industry.

Finance and Accounting: In addition to overseeing financial matters in his roles as chairman, president and CEO of AEP, and as chairman, president and CEO of Northeast Utilities, has served on the audit committees of several publicly traded companies including The Hartford and Alcoa. The Board has determined that Mr. Morris meets the SEC's criteria of an audit committee "financial expert."

Business Operations and Strategic Planning: Significant experience as a senior leader responsible for the strategic direction and management of complex business operations in the energy and gas industry.

Regulatory: Proven skills interacting with governmental and regulatory agencies acquired through years of leading various multi-national organizations in energy and gas industry, serving on the U.S. Department of Energy's Electricity Advisory Board, the National Governors Association Task Force on Electricity Infrastructure, the Institute of Nuclear Power Operations and as Chair of the Business Roundtable's Energy Task Force.

Corporate Governance: Corporate governance expertise from service as a director and member of the audit, compensation, finance, risk management and nominating/governance committees of various publicly-traded companies.



Northeast Utilities - Chairman, President and Chief Executive Officer — 1997; American Electric Power Company, Inc. ("AEP") - President and Chief Executive Officer — 2004; - Chairman of the Board; 2011; 2013

THOMAS A. RENYI



Age: 69

Director since: 2010

Independent

Committees: Compensation and Management Development; Finance, Investment and Risk Management

Other Public Company Directorships: Public Service Enterprise Group (2003-present); Royal Bank of Canada (2013-present)

Select Qualifications and Skills:

Leadership: Served as chief executive officer of a global banking organization for nearly a decade.

Financial Services Industry: Over 40 years of experience leading financial services industry, both domestically and globally, including serving as Chairman and Chief Executive Officer of The Bank of New York Company, Inc. and the Bank of New York for 10 years.

Finance and Accounting: Strong financial expertise acquired through key leadership roles at financial services companies, including in areas such as credit policy, securities servicing, capital markets and domestic and international banking.

Business Operations and Strategic Planning: Managed operations and set strategic direction as a senior leader of complex financial services companies; led the successful integration initiatives related to two major mergers.

Corporate Governance: Corporate governance expertise from service as chairman and director of large, financial public companies.



The Bank of New York Company — Leadership roles in securities servicing, credit policy and capital markets — **1971**

- President and member of the Board of Directors — **1992**

- Chief Executive Officer — **1997**

- Chairman of the Board — **1998**

The Bank of New York Mellon Corporation — Executive Chairman — **2007** — **2008**

JULIE G. RICHARDSON



Age: 52

Director since: 2014

Independent

Committees: Audit; Finance, Investment and Risk Management

Other Public Company Directorships: Stream Global Services, Inc.(2009-2012)

Select Qualifications and Skills:

Leadership: Previously led management of Providence Equity Partners' New York Office as partner and headed JPMorgan's Global Telecommunications, Media and Technology group.

Financial Services Industry: Over 25 years of financial services experience as a banker and investment professional at some of the world's largest financial services firms.

Finance and Accounting: Significant experience in financial analysis and capital markets acquired as a senior leader at global financial services institutions.

Risk Management: Extensive risk management skills acquired through a long and distinguished career leading both private and public financial investment organizations.

Talent Management: Experience leading and managing large, global teams at multiple organizations.



Merrill Lynch — Managing Director — **1987**

JPMorgan Chase & Co — Managing Director and Head of Telecommunications, Media and Technology Investment Banking Group — **1998**

Providence Equity Partners LLC — Managing Director and Head of New York Private Equity Team — **2003**

- Senior Advisor — **2012** — **2014**

TERESA WYNN ROSEBOROUGH



Age: 56

Director since: 2015

Independent

Committees: Finance, Investment and Risk Management; Nominating and Corporate Governance

Other Public Company Directorships: None

Select Qualifications and Skills:

Leadership: Over two decades of experience as a senior legal advisor in government, law firm and corporate settings.

Risk Management: Significant experience as a senior leader responsible for corporate compliance matters at large-cap publicly-traded companies and as an attorney focused on complex litigation matters, including before the U.S. Supreme Court.

Regulatory: Extensive regulatory experience acquired as a government attorney providing legal counsel to the White House and all executive branch agencies.

Corporate Governance: Corporate governance expertise from service as General Counsel and Corporate Secretary of a publicly-traded company.

Financial Services Industry: In depth knowledge of the financial services industry gained through senior legal positions at MetLife, Inc., a major provider of insurance, annuities and employee benefits.



U.S. Department of Justice
- Deputy Assistant Attorney General, Office of Legal Counsel
	Sutherland, Asbill & Brennan LLP
	- Partner
		MetLife, Inc.
		- Senior Chief Counsel-
		  Compliance & Litigation
		  and Deputy General Counsel
			The Home Depot
			- Executive Vice President, General Counsel and Corporate Secretary

1994	1996	2006	2011 Present

VIRGINIA P. RUESTERHOLZ



Age: 53

Director since: 2013

Independent

Committees: Audit; Finance, Investment and Risk Management; Nominating and Corporate Governance

Other Public Company Directorships: Frontier Communications Corporation (2013-present)

Select Qualifications and Skills:

Leadership: Held variety of senior executive positions, including as Executive Vice President at Verizon Communications and President of the former Verizon Services Operations.

Business Operations and Strategic Planning: Vast experience in large scale operations including sales and marketing, customer service, technology and risk management. Held principal oversight responsibility for key strategic initiatives at a Fortune 100 company.

Finance and Accounting: Financial and strategic expertise acquired through her role as president of various divisions within Verizon and most recently as Chair of the Finance Committee and Member of the Audit Committee at Stevens Institute of Technology.

Regulatory: Senior leader with extensive experience navigating the regulatory landscape of large-scale operations at a Fortune 100 company.

Talent Management: Significant talent management skills as the president of an organization with over 25,000 employees.



New York Telephone - Positions of increasing responsibility in operations, sales and customer service	Verizon Partner Solutions - President	Verizon Telecom - President	Verizon Services Operations - President	Verizon Communications - Executive Vice President	
1984	2005	2006	2009	Jan 2012	Jul 2012

CHARLES B. STRAUSS



Age: 72

Director since: 2001

Independent

Committees: Audit; Finance, Investment and Risk Management (Chair); Nominating and Corporate Governance

Other Public Company Directorships: Aegis Group plc (2003-2013); The Hershey Company (2007–2009)

Select Qualifications and Skills:

Leadership: Nearly two decades of domestic and global leadership experience as an executive in the consumer products industry, including as President and Chief Executive Officer of Unilever United States, Inc.

Finance and Accounting: In addition to overseeing financial matters in his role as chairman and president of Unilever, has served on the audit committees of several publicly traded companies, including the Board's Audit Committee. The Board has determined that Mr. Strauss meets the SEC's criteria of an audit committee "financial expert."

Business Operations and Strategic Planning: Demonstrated skills in strategic planning and leading business operations, including management and oversight of expansive distribution channels, acquired as a senior leader responsible for a company with large-scale global operations.

Risk Management: Experience overseeing risk management initiatives as a senior leader of a global organization; has served as chairman of the Board's Finance, Investment and Risk Management Committee since its inception in 2009.

Corporate Governance: Corporate governance expertise acquired through service as director of several large, publicly-traded companies.



Unilever				
- Chief Executive Officer and Chairman of the Board, Langnese-Iglo GmbH	- President and Chief Executive Officer, Lever Brothers	- Business Group President, Unilever Latin America	- President, Unilever Home and Personal Care— North America	- President and Chief Executive Officer, Unilever United States, Inc.
1986 1989	1992	1996	1999	2000 2004

CHRISTOPHER J. SWIFT



Age: 54

Director since: 2014

Committees: Finance, Investment and Risk Management

Other Public Company Directorships: None

Select Qualifications and Skills:

Leadership: Chairman and CEO of a publicly-traded financial services company; previous experience in senior leadership roles at AIG and head of the Global Insurance Industry Practice at KPMG.

Finance and Accounting: During his CFO tenure, Mr. Swift was responsible for finance, treasury, capital, accounting, and investor relations. He previously held finance roles at AIG. In addition, Mr. Swift is a certified public accountant with experience working at a leading international accounting firm.

Financial Services Industry: Over 30 years of experience in the financial services industry, with a focus on insurance; broad insight and knowledge into the complexities of our businesses, relationships, competitive and financial positioning, senior leadership and strategic opportunities and challenges.

Business Operations and Strategic Planning: Mr. Swift leads the execution of our strategy, directs capital management actions and strategic investments, and oversees the continuous strengthening of the company's leadership pipeline. As CFO, he led the team that developed the company's go-forward strategy.

Risk Management: As Chairman and CEO, has ultimate responsibility for the company's risk management, including initiatives related to managing the run-off of our variable annuity book of business.



KPMG	American International Group, Inc.	The Hartford Financial Services Group, Inc		
- Partner	- Vice President and Chief Financial Officer, Life and Retirement Services	- Executive Vice President and Chief Financial Officer	- Chief Executive Officer	- Chairman
1985 2003	2005	2010	2014	2015 Present

H. PATRICK SWYGERT



Age: 72

Director since:
1996

Independent

Committees: Nominating and Corporate Governance (Chair); Compensation and Management Development; Finance, Investment and Risk Management

Other Public Company Directorships: United Technologies Corporation (2001-present)

Select Qualifications and Skills:

Leadership: Leadership roles at educational, governmental and cultural organizations provide him with a unique perspective on civic and cultural issues and regulatory affairs.

Business Operations and Strategic Planning: Significant experience in strategic planning and organizational operations gained by leading the academic and financial revitalization of both Howard University and the University of Albany.

Regulatory: Regulatory experience acquired through service as a director of highly regulated publicly traded companies and as President of a state university.

Corporate Governance: Corporate governance expertise acquired through service as director of several large, publicly-traded companies; currently serves as Chairman of the Board's Nominating and Corporate Governance Committee.

Talent Management: As the president of two major universities, Howard University and University at Albany, SUNY, nearly two decades developing a diverse workforce and a high-performance culture needed for the achievement of academic goals.



Temple University
- Executive Vice President

University at Albany, State University of New York
- President

Howard University
- President

- President Emeritus and professor emeritus

1987   1990   1995   2008   Present

ITEM 1   ELECTION OF DIRECTORS

The Nominating Committee believes that the director nominees possess qualifications, skills and experience that are consistent with the standards for the selection of nominees for election to the Board set forth in our Corporate Governance Guidelines described on page 24 and that they have demonstrated the ability to effectively oversee The Hartford's corporate, investment and business operations. Biographical information for each director nominee is set forth above, including the principal occupation and other public company directorships (if any) held in the past five years and a description of the specific experience and expertise that qualifies each nominee to serve as a director of The Hartford.

The Board recommends that shareholders vote "FOR" all nominees for election as directors.

AUDIT MATTERS

In this section, you will find:

- Report of the Audit Committee
- Fees of the Independent Registered Public Accounting Firm
- Audit Committee Pre-Approval Policies and Procedures



REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees The Hartford's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. Deloitte & Touche LLP ("D&T"), our independent registered public accounting firm for 2014, is responsible for expressing opinions that (1) our consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows in conformity with generally accepted accounting principles and (2) we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014.

In this context, the Audit Committee has:

(1) reviewed and discussed the audited financial statements for the year ended December 31, 2014 with management;

(2) discussed with D&T the matters required to be discussed by Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 16, Communications with Audit Committees; and

(3) received the written disclosures and the letter from D&T required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with D&T the independent accountant's independence.

Based on the review and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements should be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014 for filing with the SEC.

Report Submitted: February 25, 2015

Members of the Audit Committee:

Robert B. Allardice, III, Chairman
Michael G. Morris
Julie G. Richardson
Virginia Ruesterholz
Charles B. Strauss

FEES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees for professional services provided by D&T, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities") for the years ended December 31, 2014 and 2013.

	Year Ended December 31, 2014		Year Ended December 31, 2013
Audit fees	$	15,188,000	$ 16,205,000
Audit-related fees[1]		1,048,000	1,018,000
Tax fees[2]		1,070,000	307,000
All other fees[3]		134,000	690,000
Total	$	17,440,000	$ 18,220,000

(1) Fees for the years ended December 31, 2014 and 2013 principally consisted of procedures related to regulatory filings, divestiture related services and agreed-upon procedures reports.

(2) Fees for the years ended December 31, 2014 and 2013 principally consisted of tax compliance services and tax examination assistance.

(3) Fees for the years ended December 31, 2014 and 2013 principally consisted of two separate internal controls projects.

The Audit Committee reviewed the non-audit services provided by the Deloitte Entities during 2014 and 2013 and concluded that they were compatible with maintaining the Deloitte Entities' independence.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established policies requiring pre-approval of audit and non-audit services provided by the independent registered public accounting firm. These policies require that the Audit Committee pre-approve specific categories of audit and audit-related services annually.

At the beginning of the year, the Audit Committee approves categories of audit services and audit-related services, and related fee budgets. For all pre-approvals, the Audit Committee considers whether such services are consistent with the rules of the SEC and the PCAOB on auditor independence. The independent registered public accounting firm and management report to the Audit Committee on a timely basis regarding the services rendered by and actual fees paid to the independent registered public accounting firm to ensure that such services are within the limits approved by the Audit Committee. The Audit Committee's policies require specific pre-approval of all tax services, internal control-related services and all other permitted services on an individual project basis.

As provided by its policies, the Audit Committee has delegated to its Chairman the authority to address any requests for pre-approval of services between Audit Committee meetings, up to a maximum of $100,000 for non-tax services and up to a maximum of $5,000 for tax services. The Chairman must report any pre-approvals to the full Audit Committee at its next scheduled meeting.

ITEM 2   RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Consistent with SEC policies and in accordance with its Board-approved charter, the Audit Committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2015. Prior to this appointment, the Audit Committee carefully considered the prior performance and quality controls of Deloitte & Touche LLP and concluded it was capable of providing high quality, independent auditing services.

Although shareholder ratification of the appointment of Deloitte & Touche LLP is not required, the Board requests ratification of this appointment by the shareholders. If shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Deloitte & Touche LLP.

Representatives of Deloitte & Touche LLP will attend the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

The Board recommends that shareholders vote "FOR" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2015.

COMPENSATION MATTERS



In this section, you will find:

- Compensation Discussion and Analysis
- Report of the Compensation and Management Development Committee
- Compensation and Management Development Committee Interlocks and Insider Participation
- Executive Compensation Tables

COMPENSATION DISCUSSION AND ANALYSIS

This section explains our compensation philosophy, summarizes our compensation programs and reviews compensation decisions for the Named Executive Officers ("NEOs") listed below. It also describes programs that apply to the CEO and all of his executive direct reports (collectively, "Senior Executives").

Name	Title
Christopher Swift	Chairman and Chief Executive Officer
Beth Bombara	Executive Vice President and Chief Financial Officer
Douglas Elliot	President
Brion Johnson	Executive Vice President and Chief Investment Officer; President of HIMCO and Talcott Resolution
Robert Rupp	Executive Vice President and Chief Risk Officer
Liam McGee	Former Chairman, President and Chief Executive Officer

Executive Summary

Executing on Our Strategy

Transforming Our Business to Improve Profitability and Reduce Risk

Beginning in 2012, we launched a multi-year strategy to transform from a diversified financial services company to one focused on our Property & Casualty ("P&C"), Group Benefits, and Mutual Funds businesses. We generated significant capital benefits through the sales of our Individual Life and Retirement Plans businesses, and stopped selling new annuity policies, a business that had contributed to our stock price volatility in recent years. Most recently, we sold our U.K. and Japan life subsidiaries in December 2013 and June 2014, respectively. The Japan sale was particularly important to our strategy, as it permanently eliminated what was the most volatile portion of our annuity book of business.

Using Our Financial Strength to Return Capital to Our Shareholders

In 2014 we improved profitability. Core earnings expanded in P&C, Group Benefits and Mutual Funds. In addition, written premiums and underwriting margin increased in P&C, core earnings after-tax margin improved in Group Benefits and sales remained strong in Mutual Funds. Our increased financial flexibility has allowed us to invest in technology to enhance our competitiveness and the quality of our customer experience, and to take significant actions to return capital to our shareholders. In February 2014 we announced a 2014-2015 equity and debt capital management plan totaling $2.656

billion. The sale of our Japan life subsidiary allowed us to increase the capital management plan in July 2014, bringing the total authorization for the 2014-2015 period to approximately $4 billion, including $2.775 billion for equity repurchases and $1.156 billion in debt reduction. In 2014, we executed share repurchases of approximately $1.8 billion, increased our quarterly common stock dividend by 20% to $0.18 per share and repaid $200 million of debt.

Transitioning to New Leadership

We underwent a significant leadership transition in 2014. The Board appointed a new executive management team following Liam McGee's decision in June to step down as CEO and President. All members of the new leadership team were internal candidates, a testament to the strength of the Board's succession planning. The new leadership team had also been instrumental in developing and executing our strategy, enabling a smooth transition.

Focusing on the Future

Following the Japan sale and the successful leadership transition, we view our transformation as essentially complete, and we are focused on the future. Our primary objectives are to improve return on equity and grow book value per share to drive top quartile shareholder returns. While there is still work to be done, the Board and management are pleased with the progress we made in 2014.

Key Accomplishments in 2014

Improved Profitability	Reduced Risk	Returned Capital	Transitioned Leadership
• Increased core earnings by 9% • Achieved significant margin improvement in P&C and Group Benefits*	• Sold Japan annuities business • Reduced variable annuity policy count by 13% • Reduced fixed annuity policy count by 18%	• Repurchased $1.8 billion of common shares • Reduced debt by $200 million • Increased quarterly dividend by 20%	• Executed a seamless leadership transition following Liam McGee's decision to step down • All members of the new leadership team were internal candidates

* Combined ratio, excluding catastrophes and prior year loss reserve development for P&C; after-tax core earnings margin for Group Benefits

Delivering Superior Shareholder Returns

Strong financial performance, a significantly improved risk profile and the financial flexibility to return capital to shareholders while continuing to invest in our businesses has helped drive superior shareholder returns. In 2014, we outperformed relevant benchmarks, including the S&P 500, S&P 500 P&C and S&P Insurance Composite indices, as illustrated on the right. We significantly outperformed these indices over three years as well. The chart below illustrates our performance, and the transformative actions we have taken, beginning in 2012.

One-Year Total Shareholder Return*



The Hartford (HIG)	S&P 500 P&C	S&P 500	S&P Insurance Composite
17.13%	15.74%	13.69%	8.29%

*Includes reinvestment of dividends. Data provided by S&P Capital IQ.

Three-Year Total Shareholder Return and Key Management Actions*



*Timeline not to scale.

**Total capital management plan authorization for 2014-2015: $2.775 billion in equity repurchases; $1.156 billion in debt reduction; and 20% increase to quarterly dividend.

2014 Compensation Highlights

Decision	Rationale
The Compensation Committee approved an annual incentive plan ("AIP") funding factor of 138%, making no adjustments to the formulaic calculation. (page 47)	Performance against pre-established financial targets resulted in a formulaic AIP funding factor of 138% of target. The Compensation Committee undertook a qualitative review of performance and concluded that the formulaic AIP funding factor appropriately reflected 2014 performance. Accordingly, no adjustments were made.
The independent directors approved a transition agreement providing compensation terms for Liam McGee in his role as an advisor during the leadership transition. (page 51)	In order to ensure an orderly transition, the independent directors felt that it was important to retain Mr. McGee's services beyond his resignation as President and CEO.
The Board promoted a new leadership team consisting entirely of internal candidates and the Compensation Committee (and, in the case of the CEO, the independent directors) determined target total compensation levels for their new roles. (page 50)	Our robust talent development program provided a deep bench of internal talent. The target total compensation opportunity was increased for each promoted executive to reflect their new roles and was determined using the process described in the *Benchmarking* section beginning on page 46. No additional LTI was granted at the time of their promotions.

The table below reflects the 2014 compensation package (base salary, AIP award and long-term incentive ("LTI") award) for each active NEO. Although this table is not a substitute for the *Summary Compensation Table* information beginning on page 55, we believe it provides a simple and concise picture of compensation decisions made for the active NEOs in 2014.

Compensation Component	C. Swift	B. Bombara	D. Elliot	B. Johnson	R. Rupp
Base Salary Rate[1]	$ 1,000,000	$ 625,000	$ 900,000	$ 500,000	$ 600,000
2014 AIP Award	$ 2,139,000	$ 1,350,000	$ 1,800,000	$ 1,450,000	$ 1,600,000
2014 LTI Award[2]	$ 2,200,000	$ 1,000,000	$ 2,000,000	$ 1,100,000	$ 1,400,000
Total 2014 Compensation Package[3]	$ 5,339,000	$ 2,975,000	$ 4,700,000	$ 3,050,000	$ 3,600,000

(1) *Reflects base salary rate at 12/31/2014 following promotion of Messrs. Swift, Elliot and Johnson and Ms. Bombara.*

(2) *Reflects the dollar amount of the award as approved by the Compensation Committee rather than the fair value (calculated in accordance with FASB ASC Topic 718), which is shown in the* Summary Compensation Table.

(3) *Excludes items shown under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" and "All Other Compensation" columns in the* Summary Compensation Table.

Shareholder Engagement and "Say-on-Pay" Results

In the fall of 2014, as part of the annual shareholder outreach program we began in 2011, management engaged with shareholders representing over 40% of shares outstanding to discuss the 2014 "Say-on-Pay" vote and other important compensation and governance matters. At last year's Annual Meeting, shareholders voted 80% in favor of our "Say-on-Pay" proposal. This is a lower level of support than we have received in the past which, based on discussions with shareholders, we believe reflects, in part, shareholder reaction to special equity awards granted to certain of our Senior Executives in October 2013. No such awards were made in 2014. Shareholder feedback is shared with the Compensation Committee and the Nominating and Corporate Governance Committee and provides a deeper understanding of voting results.

In general, the feedback received was positive and most of the shareholders we engaged with:

- Supported re-combining the roles of Chairman and CEO, provided the Board maintains a strong independent presiding director role;
- Validated the Compensation Committee's use of qualitative factors to adjust the formulaic AIP funding factor so long as any adjustment is reasonable and thoroughly explained;
- Expressed a desire for robust disclosure of talent development, succession planning and director skills and qualifications; and
- Confirmed that our compensation and governance policies and practices were generally sound and aligned with shareholders' interests.

Each year, the Compensation Committee takes the results of the Say-on-Pay vote and the shareholder engagement program into consideration as it makes compensation decisions. Many elements of our 2014 compensation plan design are directly responsive to feedback we have received from shareholders:.

What we heard from shareholders	What we did in response
Desire for multiple performance metrics for performance shares	➡ Added Compensation Core ROE as a second metric, along with peer-relative total shareholder return ("TSR"), for 2014 performance share grants
Concern regarding performance share payout opportunity for TSR performance significantly below target	➡ Established threshold performance levels for the TSR and ROE components of performance share awards beginning in 2014, below which no payout will be made
Concern regarding single-trigger equity vesting upon a change of control	➡ Adopted double trigger equity vesting in The Hartford 2014 Incentive Stock Plan upon a change of control so long as awards are assumed or replaced with substantially equivalent awards

Overview of Compensation Program

Our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by: (1) encouraging profitable growth consistent with prudent risk management, (2) attracting and retaining key talent, and (3) appropriately aligning pay with short- and long-term performance.

Compensation Best Practices

The Compensation Committee regularly reviews best practices in executive compensation. Our current best practices and policies include the following:

- ✓ Approximately 88% of current CEO target annual compensation and 83% of other NEO target annual compensation variable based on performance, including stock price performance
- ✓ Senior Executives eligible for the same benefits as full-time employees, including health, life insurance, disability and retirement benefits
- ✓ Severance benefits payable upon a change of control do not exceed 2x the sum of base pay plus target bonus
- ✓ Double trigger requirement for change of control benefits and vesting of equity awards (so long as the awards are assumed or replaced with substantially equivalent awards)
- ✓ No excise tax gross-up upon a change of control
- ✓ No individual employment agreements
- ✓ Independent compensation consultant performs services only for the Compensation Committee
- ✓ Comprehensive risk mitigation in plan design and annual review of compensation plans, policies and practices
- ✓ All employees and directors prohibited from engaging in hedging, monetization, derivative and similar transactions with company securities
- ✓ Senior Executives prohibited from pledging company securities
- ✓ Executive perquisites are limited; no tax gross-ups are provided on perquisites
- ✓ Stock ownership guidelines for directors and Senior Executives; compliance with guidelines reviewed annually
- ✓ Compensation peer groups evaluated periodically to align with investor expectations and changes in market practice or our businesses
- ✓ Competitive burn rate and dilution for equity program

In furtherance of our commitment to best practices, our 2014 Incentive Stock Plan does not allow the following:

- ✕ Granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant
- ✕ Re-pricing (reduction in exercise price) of stock options
- ✕ Underwater cash buy-outs
- ✕ Inclusion of reload provisions in any stock option grant
- ✕ Payment of dividends on unvested performance shares

Pay Mix

NEO compensation is weighted towards variable compensation (annual and long-term incentives), where actual amounts earned may differ from targeted amounts based on company and individual performance. Each NEO has a target total compensation opportunity that is assessed annually by the Compensation Committee (and by the independent directors, in the case of the CEO) to ensure alignment with our compensation objectives and market practice.

As the following charts show, approximately 88% of current CEO target annual compensation and approximately 83% of other NEO target annual compensation are variable based on performance, including stock price performance.



CEO
24%
12%
64%

OTHER NEOs*
31%
17%
52%

● Salary   ● Annual Incentive   ● Long-Term Incentives   ● Variable with Performance

Excludes Mr. McGee

Components of Compensation Program

Each Senior Executive has a target total compensation opportunity comprised of both fixed (base salary) and variable (annual and long-term incentives) compensation. In addition, Senior Executives are eligible for benefits available to employees generally. This section describes the different components of our compensation program for Senior Executives, and lays out the framework in which compensation decisions are made.[1] For a discussion of the 2014 compensation decisions made within this framework, see *Pay for Performance* beginning on page 47 and 2014 *Named Executive Officer Compensation and Performance* beginning on page 50.

Base Salary

Each Senior Executive's base salary is reviewed by the Compensation Committee (and, in the case of the CEO, the independent directors) annually, upon promotion, or following a change in job responsibilities, based on market data, internal pay equity and level of responsibility, experience, expertise and performance.

Annual Incentive Plan ("AIP") Awards

Our employees, including the Senior Executives, are eligible to earn cash awards under the AIP based on company and individual performance. Each employee has a target AIP opportunity that is set as a percentage of base salary. At the conclusion of each year, the Compensation Committee establishes an annual AIP funding factor that is derived through a holistic review of company performance. The AIP funding factor is the main driver in determining the amount of individual AIP awards. For 2014, the Compensation

Committee used the following three-step process to determine individual Senior Executive AIP awards. Actual company performance (Steps 1 and 2) is described under *Pay for Performance* beginning on page 47 and actual individual performance (Step 3) is described under *2014 Named Executive Officer Compensation and Performance* beginning on page 50.

---

[1] *Employees and Senior Executives directly supporting our mutual funds business have an independent compensation program and thus do not participate in the AIP or LTI programs described in this section. None of the Senior Executives who directly support the mutual funds business is a current NEO.*

Step 1: Financial Performance Against Target (Primary Criterion)

Financial performance against target is the primary criterion in determining the AIP funding factor. Core earnings is the basis for measuring financial performance. The Compensation Committee selected core earnings because:

- it best reflects annual operating performance;
- it is the metric investment analysts commonly look to when evaluating annual performance;
- all employees can impact it; and
- it is prevalent among peers.

At the beginning of each year, the Compensation Committee approves a definition of "Compensation Core Earnings" that specifies in advance certain items that will be adjusted for at the end of that year, such as accounting changes, catastrophe losses above or below budget, or unusual or non-recurring items. The Compensation Committee excludes the impact of these items because it believes they do not reflect the performance of our underlying businesses, and it wants to ensure that management is held accountable for performance it controls and is neither advantaged nor disadvantaged for the effect of certain items outside its control. The Compensation Committee's definition of Compensation Core Earnings for 2014 is provided in Appendix A. The Compensation Committee also sets a Compensation Core Earnings target, which is consistent with the annual operating plan reviewed by the Board prior to the start of the fiscal year. The 2014 AIP financial target is set forth under 2014 AIP Performance on page 47. If the company performs at target, the formulaic AIP funding factor is 100%.

In addition to setting a target, the Compensation Committee establishes a threshold performance level, below which no AIP awards are earned, as well as a maximum funding level for performance significantly exceeding target. Actual company performance in relation to target results in a formulaic AIP funding factor, as illustrated below.

Compensation Core Earnings



> *Because the operating plan forms the basis for both our annual fiscal year earnings outlook communicated to investors and the AIP financial targets, the interests of our Senior Executives in achieving strong earnings are aligned with those of our shareholders. Both the Board and management deem our annual fiscal year earnings outlook and the associated AIP financial target to be achievable only with strong performance, requiring significant core earnings growth primarily across P&C and Group Benefits.*

Step 1 produces a formulaic AIP funding factor.

Step 2: Qualitative Review (Secondary Criteria)

Once the formulaic AIP funding factor is determined, the Compensation Committee reviews a number of qualitative factors, including achievements that cannot be measured formulaically or are not yet evident in our financial performance. As a result of its qualitative review, the Compensation Committee may, if it deems appropriate, adjust the formulaic AIP funding factor up or down to arrive at an AIP pool funding level more commensurate with company performance in light of factors than cannot be captured by an exclusively formulaic approach. Among the qualitative factors the Compensation Committee considers are the following broad performance categories:

Performance Criteria	Metrics Applied	Rationale
Non-financial and Strategic Objectives: How did management's accomplishments compare to expectations?	➡ Performance against non-financial and strategic objectives including efficiency, diversity, employee engagement, risk management and compliance	➡ Provides the Compensation Committee flexibility in assessing company achievements that are difficult to quantify or implement

Performance Criteria	Metrics Applied	Rationale
Quality of Earnings: How did results reflect the underlying performance in the year being evaluated?	➡ Earnings driven by current year activity, including policyholder retention, new business, underwriting profitability and expense management	➡ Provides the Compensation Committee an opportunity to assess how current year activity drove the financial performance which informs current year compensation decisions
Peer Relative Performance: How did we perform relative to peers?	➡ Performance relative to peers on metrics such as stock price and earnings performance	➡ Encourages focus on overall company performance relative to industry peers

The Compensation Committee believes that grounding the AIP funding factor in formulaic financial performance against targets, but retaining the flexibility to adjust it to reflect qualitative factors, allows it to arrive at a final AIP funding factor that (1) best reflects holistic performance, (2) is aligned with shareholder interests, and (3) attracts, retains and incentivizes employees who contribute to the long-term value of the company. Historically, the Compensation Committee has used the qualitative review to both increase and decrease the AIP funding factor to levels more commensurate with overall company performance and consistent with shareholder returns as shown below:

Historical Qualitative Adjustments to Formulaic AIP Funding Factor



2014	2013	2012
0 pts. Concluded that the formulaic AIP funding factor appropriately reflected 2014 performance. Accordingly, no adjustments were made.	**17 pts.** Reduced the formulaic AIP funding factor 17 percentage points to reflect an unusually benign catastrophe year.*	**7 pts.** Increased the formulaic AIP funding factor 7 percentage points to reflect achievement of strategic milestones and the significant work done to transform the company.

* *In 2014 we modified the definition of Compensation Core Earnings to eliminate the impact of catastrophe losses above or below budget.*

Step 2 produces the final company AIP funding factor.

Step 3: Individual Performance

For each Senior Executive, the company AIP funding factor multiplied by the Senior Executive's target AIP opportunity produces an initial AIP award amount. Where appropriate, the Committee (and, in the case of the CEO, the independent directors) may adjust the Senior Executive's initial AIP award amount up or down based on his or her performance in leading a business or function.

Step 3 results in the Senior Executive's AIP Award.

Long-Term Incentive ("LTI") Awards

The LTI program is designed to promote share ownership among Senior Executives, further aligning their interests with those of shareholders, to promote shareholder value creation. LTI awards are granted on an annual basis following an assessment of individual performance and potential, and a review of market data. 2014 LTI awards for Senior Executives consist of performance shares (50% of the award value) and stock options (50% of the award value). This mix is used to provide LTI awards that appropriately blend an incentive related solely to actual stock price performance, an incentive related to comparative stock price performance, and an incentive related to actual operating performance.

Performance Shares (50% of LTI Award)

Performance shares are designed to reward and retain the NEOs by offering them the opportunity to receive shares of our stock upon achievement of predetermined performance criteria. The performance shares have a three-year performance period and will be settled in common stock based on a measurement of the following metrics:

Performance Metric	Rationale
Compensation Core ROE (50% weighting)	• Important strategic measure of shareholder value creation
Peer-relative TSR (50% weighting)	• Important measure of our performance against peers that are competing investment choices in the capital markets

Shares of common stock ranging from 0% to 200% of the number of performance shares granted may be payable depending upon the performance achieved.

Compensation Core ROE

For 50% of the performance share award, payouts at the end of the performance period, if any, will depend upon achievement of Compensation Core ROE goals for the calendar year 2016. The Compensation Committee's definition of Compensation Core ROE for 2014 performance share awards is provided in Appendix A. Threshold, target and maximum Compensation Core ROE values were established in February 2014 based on the company's 2014-2016 operating plan. There would be no payout for performance below threshold. Achievement of target values requires significant growth in core earnings, increased profitability and prudent capital management and would result in a payout at 100%. The maximum Compensation Core ROE payout of 200% reflects ambitious, longer-term goals that require a level of performance significantly above and beyond target.

Peer-Relative TSR

For 50% of the performance share award, payouts at the end of the performance period, if any, will be made based on company TSR performance relative to a Performance Peer Group over the three-year performance period. The Performance Peer Group represents industry specific public companies against which we benchmark performance for compensation purposes. The Compensation Committee reviews the composition of the Performance Peer Group annually. In 2013, it updated the Performance Peer Group to more heavily weight companies in the P&C business, while retaining some companies with group benefits and annuity businesses. For 2014, the Compensation Committee did not make any changes to the Performance Peer Group.

For each company in the Performance Peer Group, TSR will be measured using a 20-day stock price average at the beginning and the end of the performance period in order to smooth out any volatility. As illustrated in the graph below, there would be no payout for performance below the 30th percentile, 50% payout for performance at the 30th percentile, 100% payout for median performance, and 200% payout if our TSR performance ranks ahead of all companies in the Performance Peer Group.

2014 Performance Peer Group*

ACE Ltd.
Allstate Corp.
The Chubb Corp.
Cincinnati Financial Corp.
CNA Financial Corp.
The Progressive Corp.
The Travelers Companies, Inc.
MetLife, Inc.
Prudential Financial, Inc.
Unum

* *While there is some overlap, the Performance Peer Group is distinct from the Corporate Peer Group, which includes mutual companies where financial data is not publicly available, as well as companies that compete with us for talent. The Compensation Committee believes that the Performance Peer Group should be limited to companies that (1) publish results against which to measure our results, and (2) are competing investment choices in the capital markets.*

Three-year Relative TSR Ranking



Stock Options (50% of LTI Awards)

The use of stock options directly aligns the interests of our Senior Executives with those of shareholders because options only have value if the price of our common stock on the exercise date exceeds the stock price on the grant date. The stock options are granted at fair market value, vest in three equal installments over three years, have a 10-year term, and provide value to Senior Executives only when shareholders realize positive returns on their investment in our common stock over a corresponding period.

Periodic Retention Awards and Special Equity Grants

The Compensation Committee periodically provides cash or equity awards on a selective basis to executives based on business need. Recipients are generally those identified as critical talent and/or who have high potential to move into key roles. No such awards were made to NEOs in 2014.

Executive Benefits and Perquisites

Senior Executives are eligible for the same benefits as full-time employees generally, including health, life insurance, disability and retirement benefits. Non-qualified savings and retirement plans provide benefits that would otherwise be provided but for the Internal Revenue Code limits that apply to tax-qualified benefit plans.

We provide limited additional perquisites to Senior Executives to better focus their time, attention and capabilities on our business, consistent with market practice. Such perquisites generally include relocation benefits (when a move is required), and occasional use of tickets for sporting and special events previously acquired by the company when no other business use has been arranged and there is no incremental cost to the company. The CEO also has the use of a company car and driver to allow for greater efficiency while commuting.

We own fractional interests in a corporate aircraft to allow Senior Executives to safely and efficiently travel for business purposes. This allows Senior Executives to be more efficient while traveling than if commercial flights were utilized, as the aircraft provides a confidential and more productive environment in which to conduct business and eliminates the schedule constraints imposed by commercial airline service. Our aircraft usage policy prohibits personal travel via corporate aircraft except in extraordinary circumstances. In May of 2014, the CFO and General Counsel determined that such extraordinary circumstances existed, permitting the then-current CEO and his family to travel via corporate aircraft for a personal matter. The Compensation Committee agreed that the use of the corporate aircraft met the criteria of extraordinary circumstances.

From time to time, a Senior Executive's expenses for a purpose deemed important to the business may not be considered "directly and integrally related" to the performance of such Senior Executive's duties as required under applicable SEC rules, and thus is considered a perquisite for disclosure purposes. Examples of such expenses may include attendance at conferences, seminars or award ceremonies, as well as attendance of a Senior Executive's spouse or guest at business events or dinners where spousal or guest attendance is expected. We attribute income to Senior Executives for such expenses when required to do so under Internal Revenue Service regulations and the Senior Executive is responsible for the associated tax obligation.

Process for Determining Senior Executive Compensation (Including NEOs)

Compensation Committee

The Compensation Committee is responsible for reviewing the performance of and approving compensation awarded to those executives who either report to the CEO or who are subject to the filing requirements of Section 16 of the Securities Exchange Act of 1934, other than the CEO. The Compensation Committee also evaluates the CEO's performance and recommends his compensation for approval by the independent directors. With this input from the Compensation Committee, the independent directors review the CEO's performance and determine his compensation level in the context of the established goals and objectives for the enterprise and his individual performance. The Compensation Committee and the independent directors typically review performance and approve annual incentive awards for the prior fiscal year at their February meetings, along with annual LTI awards and any changes to base salary and target bonus. To assist in this process, they review tally sheets for each NEO to understand how each element of compensation relates to other elements and to the compensation package as a whole. The tally sheets summarize the total compensation opportunity, including fixed and variable compensation, perquisites and potential payments upon termination or change of control. In addition, the tally sheets include a summary of historical compensation.

Compensation Consultant

Exequity, LLP is the Compensation Committee's independent compensation consultant and regularly attends Compensation Committee meetings. Pursuant to our company policy, Exequity provides no services to the company other than consulting services provided to the Compensation Committee. Exequity provides market data, analysis, and advice regarding executive compensation.

For 2014, following a review of its records and practice guidelines, Exequity provided the Compensation Committee a report that confirmed its conformity with independence factors under applicable SEC rules and the listing standards of the NYSE.

Role of Management

Our Human Resources department supports the Compensation Committee in the execution of its responsibilities. The Executive Vice President, Human Resources supervises the development of the materials for each Compensation Committee meeting, including market data, tally sheets, individual and company performance metrics and compensation recommendations for consideration by the Compensation Committee. No member of our management team, including the CEO, has a role in determining his or her own compensation.

Benchmarking

On an annual basis, the Compensation Committee reviews and considers a number of factors in establishing or recommending a target total compensation opportunity for each individual including, but not limited to, market data, tenure in position, experience, sustained performance, and internal pay equity. Although the Compensation Committee strives to be at the median, it does not target a specific market position. This section describes the various sources of compensation information the Compensation Committee uses to determine the competitive market for our executive officers.

Peer Group Development

The Compensation Committee reviews peer groups used for compensation benchmarking periodically or upon a significant change in business conditions for the company or its peers. As part of its review, the Compensation Committee considers many factors, including market capitalization, revenues, assets, lines of business and sources and destinations of talent. For 2014, the Compensation Committee did not make any changes to the peer group.

2014 Corporate Peer Group
Data in millions – as of 12/31/14[1]

Company Name[2]	Revenues	Assets	Market Cap
ACE Limited	$ 19,211	$ 98,248	$ 38,110
Aetna Inc.	$ 58,003	$ 53,402	$ 31,242
Allstate Corp (The)	$ 34,826	$ 108,533	$ 29,465
CNA Financial Corp	$ 9,429	$ 55,566	$ 10,450
Chubb Corp (The)	$ 14,056	$ 51,286	$ 24,400
Cigna Corp	$ 34,914	$ 55,896	$ 26,919
Cincinnati Financial Corporation	$ 4,945	$ 18,753	$ 8,474
Lincoln National Corp	$ 13,424	$ 253,377	$ 14,982
Marsh & McLennan Companies, Inc.	$ 12,951	$ 17,840	$ 30,961
MetLife, Inc.	$ 73,949	$ 902,337	$ 61,449
Principal Financial Group, Inc.	$ 10,329	$ 219,087	$ 15,253
Progressive Corp (The)	$ 19,377	$ 25,788	$ 15,865
Prudential Financial Inc	$ 54,131	$ 766,655	$ 41,250
Travelers Companies Inc (The)	$ 27,162	$ 103,078	$ 35,079
Unum Group	$ 10,510	$ 62,497	$ 8,789
Voya Financial, Inc.	$ 11,067	$ 226,951	$ 10,249
W.R. Berkley Corporation	$ 6,997	$ 21,717	$ 6,505

Company Name[2]	Revenues	Assets	Market Cap
XL Group	$ 6,506	$ 45,047	$ 8,869
25TH PERCENTILE	**$ 10,374**	**$ 46,607**	**$ 10,299**
MEDIAN	**$ 13,740**	**$ 59,197**	**$ 20,132**
75TH PERCENTILE	**$ 32,910**	**$ 191,449**	**$ 31,171**
THE HARTFORD	**$ 18,320**	**$ 245,013**	**$ 17,988**
PERCENT RANK	**57.80%**	**86.30%**	**48.50%**

(1) Peer data provided by S&P Capital IQ. The amounts shown in the "Revenues" column reflect S&P Capital IQ adjustments to facilitate comparability across companies.

(2) An additional four non-public companies are included in the Corporate Peer Group as they submit data to relevant compensation surveys utilized in determining appropriate pay levels for Senior Executives: Liberty Mutual, MassMutual, Nationwide Financial, and State Farm. Several non-P&C and life insurance companies are included in the peer group because of their geographic footprint, organizational complexity and/or because we compete with them for talent.

Use of Corporate Peer Group Compensation Data

When evaluating and determining individual pay levels, the Compensation Committee reviews a statistical summary of aggregated compensation data at the 25th, 50th and 75th percentiles for the companies listed above that is prepared by Aon Hewitt. As noted above, the Compensation Committee does not target a specific market position in pay. The Corporate Peer Group includes both insurance and financial services companies because the functional responsibilities of most executives are not specific to the insurance industry. As Chief Risk Officer ("CRO"), Mr. Rupp's compensation was benchmarked against CROs at financial services companies.

As Chief Investment Officer and President of HIMCO and Talcott Resolution, Mr. Johnson's compensation was benchmarked against similar roles at financial services companies. The supplemental peer groups for Risk Management and Investment Management are listed in Appendix B.

The Compensation Committee also reviews general industry survey data published by third parties as a general indicator of relevant market conditions and pay practices, including perquisites. Neither the Compensation Committee nor management has any input into companies included in these general industry surveys.

Pay for Performance

2014 AIP Performance

Based on the assessment of performance described below, the Compensation Committee established an AIP funding factor of 138% for the 2014 performance year.

As described on pages 41 - 43, we have a three-step process for determining AIP awards. Steps 1 and 2 for 2014 are described below.

Step 1: Financial Performance Against Target

Compensation Core Earnings for 2014 was $1,566 million measured against an AIP target of $1,481 million. The calculation of Compensation Core Earnings started with 2014 GAAP net income and was adjusted as set forth on page 48 pursuant to the definition of Compensation Core Earnings approved by the Compensation Committee at the beginning of the performance year and set forth in Appendix A. The Compensation Committee approved a definition of Compensation Core Earnings that provides for pre-determined adjustments to ensure that AIP award payments represent the results achieved in the underlying business and are not unduly inflated or deflated due to the

effect of items that do not directly reflect company or management performance. As a result, actual Compensation Core Earnings will differ from the earnings numbers provided in our financial statements. In addition, following the agreement to sell our Japan annuities business, results of that business were classified as discontinued operations. Because results from discontinued operations are not included in core earnings, the Japan annuities business did not impact the calculation of financial performance under Step 1. A reconciliation of Compensation Core Earnings to our financial statement earnings is as follows:

	($ in millions)
GAAP Net Income	**$798**
Adjustments:	
Deferred acquisition costs ("DAC") unlock charge (benefit), after tax	62
Restructuring and other costs, after tax	49
Loss (income) from discontinued operations, after tax	551
Pension settlement, after tax	83
Net reinsurance loss (gain) on dispositions, after tax	(15)
Net realized capital losses (gains), after tax and DAC, excluded from core earnings	20
Core Earnings	**$1,548**[1]
Adjustments:	
Total catastrophe losses above (below) the 2014 catastrophe budget, after tax	(114)
(Gains) and losses associated with unusual or nonrecurring items:	
Increase in asbestos and environmental reserves, after tax	164
Benefit from reduction in New York workers' compensation board assessments, after tax	(32)
Compensation Core Earnings	**$1,566**

(1) *As reported in the company's Investor Financial Supplement for the year ended December 31, 2014 furnished to the SEC.*

As discussed on page 42, the financial target for Compensation Core Earnings was set based on our annual operating plan as reviewed by the Board prior to the start of the fiscal year. Highlighted to the right are the minimum threshold, target and maximum Compensation Core Earnings levels against actual results for 2014. Compensation Core Earnings of $1,566 million against a target of $1,481 million resulted in a formulaic AIP funding factor of 138%.

2014 Compensation Core Earnings



Step 1 produced a formulaic AIP funding factor of 138%.

Step 2: Qualitative Review

The Compensation Committee undertook a qualitative review focused on the following:

Performance Criteria	Factors Considered
Non-financial and Strategic Objectives:	➡ • Closed sale of our Japan life subsidiary, significantly reducing exposure to market risk and resulting in a net statutory capital benefit of approximately $1.4 billion • Expanded our capital management plan • Seamlessly executed CEO and senior management succession plan with all internal candidates • Achieved top quartile employee engagement performance • Achieved upgrade in S&P risk management rating
Quality of Earnings:	➡ • P&C maintained written pricing increases in the face of increasing competition • P&C achieved significant year-over-year improvement in underlying margins, excluding catastrophes and prior year development • Strong net investment income relative to operating plan • Achieved approximately $100 million in budgeted expense reductions
Peer Relative Performance:	➡ The company outperformed various benchmarks including the S&P 500 Index and the S&P Insurance Composite Index on 2014 stock price performance.

The Compensation Committee felt that, while the company performed well in these qualitative criteria, the formulaic AIP funding factor of 138% appropriately reflected strong 2014 performance. Accordingly, the Compensation Committee concluded that no adjustment to the formulaic AIP funding factor was necessary.

> **Step 2 produced a final company AIP funding factor of 138%.**

Step 3 is described for each NEO under *2014 Named Executive Officer Compensation and Performance* beginning on page 50.

Certification of Performance Share Awards for the 2012-2014 Performance Period

On February 28, 2012, the Compensation Committee granted Senior Executives performance shares tied to relative TSR against a peer group of 14 companies. These performance shares vested as of December 31, 2014, the end of the three year performance period for the award. The company's TSR performance during the performance period ranked 4th out of the 14 peer companies. This performance was above the 82nd percentile and resulted in a payout of 165% of target as certified by the Compensation Committee on February 22, 2015.

Details of the 2012 performance shares are given on page 32 of our Proxy Statement filed with the Securities and Exchange Commission on April 5, 2013.

Realizable Pay & Realized Pay

In recent years, we have elected to include disclosure on one- and three-year realizable pay and realized pay in order to illustrate the impact of stock price performance on total compensation awarded by the independent directors to the CEO. We believe that disclosure helped our shareholders understand the ultimate economic impact of CEO compensation decisions. However, following our leadership transition in 2014, we felt that realizable pay and realized pay were of limited utility for a number of reasons, including the issues presented by partial-year CEO pay and the fact that the LTI awarded to Mr. Swift in 2014 was designed for his position as a seasoned CFO and not the CEO. Accordingly, we are not including realizable and realized pay disclosure in this Compensation Discussion and Analysis.

2014 Named Executive Officer Compensation and Performance

Active Named Executive Officers

We underwent a significant leadership transition in 2014. The Board appointed a new executive management team following Liam McGee's decision in June to step down as CEO and President. The summary immediately below provides context for mid-year 2014 compensation decisions described in this section.

Active NEOs	Current Position	Prior Position
Christopher Swift	Chairman and CEO	Executive Vice President ("EVP") and CFO
Beth Bombara	EVP and CFO	EVP and President, Talcott Resolution
Douglas Elliot	President	EVP and President, Commercial Markets
Brion Johnson	EVP and Chief Investment Officer; President, HIMCO and Talcott Resolution	EVP and Chief Investment Officer; President, HIMCO
Robert Rupp	EVP and CRO	EVP and CRO

For the 2014 AIP award, steps 1 and 2 of the process resulted in a company AIP funding factor of 138%. Step 3, which determines the 2014 AIP award for each NEO, is described below.

Christopher Swift

Mr. Swift has served as CEO since July 1, 2014. On January 5, 2015, he was also appointed Chairman. Previously, he served as CFO. In this prior role, the Compensation Committee approved a base salary of $825,000, an AIP target of $1,100,000, and a 2014 LTI award of $2,200,000 granted in the form of 50% stock options and 50% performance shares on March 4, 2014. When Mr. Swift became the CEO, the independent directors increased his salary to $1,000,000, his AIP target to $2,000,000, and his LTI award target to $5,250,000 based on market data regarding CEO compensation provided by the Compensation Committee's consultant for CEOs at companies in the Corporate Peer Group. No additional LTI award was made at the time he transitioned to the role of CEO.

Based on the process outlined beginning on page 47, the independent directors approved an AIP award of $2,139,000 (138% of target based on his pro-rated salary throughout the year) consistent with the company AIP funding factor, taking into account that Mr. Swift:

- Executed a seamless leadership transition into his new role, quickly establishing relationships with key internal and external stakeholders, and maintaining the organization's focus and productivity without disruption.
- Delivered strong financial performance, with core earnings and ROE that exceeded the financial plan and one-year total shareholder returns of 17.13%, which exceeded both the 15.74% return of the S&P 500 P&C index and the 13.69% return of the S&P 500 index.
- Continued our focus on talent management, diversity, and inclusion, resulting in improved employee engagement scores that are in the top quartile of the market.

Beth Bombara

Ms. Bombara has served as CFO since July 1, 2014. Previously, she served as President of our Talcott Resolution business. In her prior role, the Compensation Committee approved a base salary of $525,000, an AIP target of $650,000, and an LTI award of $1,000,000 granted in the form of 50% stock options and 50% performance shares on March 4, 2014. When Ms. Bombara became CFO in July, the Compensation Committee increased her salary to $625,000, her AIP target to $850,000, and her LTI award target to $1,400,000 based on its review of competitive market data regarding CFO compensation at Corporate Peer Group companies. No additional LTI award was made at the time she transitioned to the role of CFO.

Based on the process outlined beginning on page 47, the Compensation Committee approved an AIP award of $1,350,000 (180% of target based on her pro-rated salary throughout the year). The Committee's decision to grant an AIP award above the company AIP funding factor of 138% was primarily because Ms. Bombara:

- Led the successful sale of the Japan annuities business, a critical strategic initiative, closing the deal within three months of signing.
- Delivered a capital release from Talcott Resolution well in excess of the 2014 capital plan, and allowed us to expand our capital management plan as a result of the Japan annuities business sale.
- Executed a smooth transition to her new role as CFO, establishing relationships with key internal and external stakeholders, maintaining top quartile employee engagement results and retaining key talent within her organization.

Douglas Elliot

Mr. Elliot has served as President of The Hartford since July 1, 2014. Previously, he served as President of our Commercial Markets division. In this prior role, the Compensation Committee approved a base salary of $750,000, an AIP target of $1,000,000, and a 2014 LTI award of $2,000,000 granted in the form of 50% stock options and 50% performance shares on March 4, 2014. When Mr. Elliot became President in July, the Compensation Committee increased his salary to $900,000, his AIP target to $1,600,000, and his LTI award target to $4,000,000 based on his significantly expanded responsibilities. No additional LTI award was made at the time he transitioned to the role of President.

Based on the process outlined beginning on page 47, the Compensation Committee approved an AIP award of $1,800,000 (138% of target based on his pro-rated salary throughout the year), consistent with the company AIP funding factor, taking into account that Mr. Elliot:

- Delivered strong financial results across all business lines, with core earnings, margins, premium growth, and managed expenses that exceeded plans.
- Further strengthened partnerships with agents and brokers in all businesses, and initiated a fresh and comprehensive review of Personal Lines since assuming responsibility for that business.
- Led improvement across employee engagement, diversity and inclusion, and talent retention metrics.

Brion Johnson

Mr. Johnson has served as Chief Investment Officer and President of HIMCO since May 16, 2012. On August 1, 2014, he was also appointed President of Talcott Resolution. For 2014, the Compensation Committee approved a base salary of $450,000, an AIP target of $1,000,000 and an LTI award of $1,100,000 granted in the form of 50% stock options and 50% performance shares on March 4, 2014. When Mr. Johnson became President of Talcott Resolution, the Compensation Committee increased his salary to $500,000 and his AIP target to $1,100,000 in recognition of his expanded responsibilities. No additional LTI award was made at the time he transitioned to the role of President of Talcott Resolution.

Based on the process outlined beginning on page 47, the

Compensation Committee approved an AIP award of $1,450,000 (139% of target based on his pro-rated salary throughout the year), in line with the company funding factor, taking into account that Mr. Johnson:

- Delivered net investment income in excess of plan, with general account outperforming plan by 76 basis points and one-third of investment strategies delivering top quartile investment performance against relevant benchmarks.
- Strengthened and built out the fundamental equity capabilities of HIMCO, including establishing structure and recruiting board of directors for HIMCO Variable Insurance Trust.
- Executed a smooth transition in taking on responsibility for Talcott Resolution, maintaining strong employee engagement results and retaining key talent.

Robert Rupp

Mr. Rupp joined the company as Executive Vice President and CRO on November 2, 2011. For 2014, the Compensation Committee established a target total annual compensation opportunity for Mr. Rupp based on market data for CROs at financial services companies as described under *Benchmarking* on page 46. This included a base salary of $600,000, an AIP target of $1,200,000 and an LTI award of $1,400,000 granted in the form of 50% stock options and 50% performance shares on March 4, 2014.

Based on the process outlined beginning on page 47, the Compensation Committee approved an AIP award of $1,600,000 (133% of target), close to the company funding factor, taking into account that Mr. Rupp:

- Provided key risk management support for the sale of the Japan annuities business and pension de-risking initiatives.
- Enhanced market risk modeling, reporting, and hedging capabilities with focus on go-forward businesses, resulting in upgrade of enterprise risk management rating by S&P to adequate with strong controls.
- Improved overall scores on employee engagement and diversity and inclusion metrics.

Former CEO

Liam McGee

In June 2014, we announced Liam McGee's decision to resign as President and CEO, and the appointment of a new executive leadership team, with Mr. Swift assuming the role of CEO on July 1, 2014. In order to ensure an orderly transition, the independent directors felt that it was important to retain Mr. McGee's services beyond his resignation as President

and CEO. Accordingly, the company entered into a transition agreement with Mr. McGee for advisory and transitional support through April 1, 2015.

Mr. McGee's transition agreement provided for a reduced annualized base salary of $1 million, a 2014 AIP award based on Mr. McGee's actual base salary earned during 2014 and the final company AIP funding factor without any adjustment to reflect individual performance or other factors, and no 2015 LTI award. The agreement also provided that upon termination, outstanding equity awards granted to Mr. McGee would receive retirement treatment under our 2010 Incentive Stock Plan. This means that all options outstanding at least one year would fully vest and all other equity awards (other than the special performance share award granted on October 30, 2013, which does not pro rata vest upon retirement per the terms of the award agreement) would pro rata vest (subject to satisfaction of performance conditions). The independent directors felt it was appropriate to grant Mr. McGee retirement treatment given the specific facts and circumstances of his resignation, which was driven by the accelerated progress of our successful transformation as well as health issues. Mr. McGee did not receive any additional compensation for his service on the Board or FIRMCo, or as Chairman of the Board.

Pursuant to the terms of his transition agreement, the independent directors approved a 2014 AIP award of $3,260,250 (138% of target based on his pro-rated salary throughout the year) consistent with the company AIP funding factor. Mr. McGee passed away prior to the April 1, 2015 separation date contemplated by the transition agreement. As a result, Mr. McGee's outstanding equity awards received death benefit treatment in accordance with the normal provisions of our 2010 Incentive Stock Plan, rather than retirement treatment pursuant to his transition agreement. Under the terms of our 2010 Incentive Stock Plan, all of Mr. McGee's outstanding options fully vested and all other equity awards (other than the special performance share award granted on October 30, 2013) pro rata vested. The October 30, 2013 special equity award was forfeited. For a description of amounts payable upon Mr. McGee's death, see *Treatment of Former CEO* on page 69.

Compensation Policies and Practices

Stock Ownership and Retention Guidelines

Senior Executives are expected to meet or exceed certain levels of stock ownership to align their interests with those of shareholders. The Compensation Committee has established the following ownership guidelines for the CEO and other NEOs:

Level	(As a multiple of base salary)
CEO	6x
Other NEOs	4x

The Compensation Committee reviews ownership levels annually. NEOs are generally expected to meet these ownership guidelines within five years of appointment to position. As of March 23, 2015, the CEO and each of the NEOs met their respective guideline.

Timing of Equity Grants

Equity grants may be awarded four times per year, on the first day of a quarterly trading window following the filing of our Form 10-Q or 10-K for the prior period. Our practice is to grant annual equity awards during the first quarterly trading window of the year. This timing ensures that grants are made at a time when the stock price reflects the most current public data regarding our performance and financial condition as is reasonably possible.

Recoupment Policy

We have a recoupment policy that allows for the recoupment of any incentive compensation (cash or equity) paid or payable at any time to the extent such recoupment either (i) is required by applicable law or listing standards, or (ii) is determined by the company to be necessary or appropriate in light of business circumstances or employee misconduct.

Risk Mitigation in Plan Design

Management has concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on the company. Our Enterprise Risk Management function performs a risk review of any new incentive compensation plans or any material changes to existing plans annually and completes a comprehensive review of all incentive compensation plans every five years. In October 2014, Enterprise Risk Management conducted its five-year comprehensive review, including a review by Mercer, an external consulting firm, and discussed the results of that review with the Compensation Committee. Enterprise Risk Management concluded that current incentive plans do not promote inappropriate risk-taking or encourage the manipulation of reported earnings.

The following features of our executive compensation program guard against excessive risk-taking:

Feature	Rationale
Pay Mix	• A mix of fixed and variable, annual and long-term, and cash and equity compensation encourages strategies and actions that are in the company's long-term best interests • Long-term compensation awards and vesting periods encourage executives to focus on sustained company results and stock price appreciation
Performance Metrics	• Incentive awards based on a variety of performance metrics diversifies the risk associated with any single indicator of performance
Equity Incentives	• Stock ownership guidelines align executive and shareholder interests • Equity grants are made only during a trading window following the release of financial results • No reload provisions are included in any stock option awards

Plan Design	• Incentive plans are not overly leveraged, cap the maximum payout, and include design features intended to balance pay for performance with an appropriate level of risk-taking
	• The 2014 Incentive Stock Plan does not allow:
	  ◦ stock options with an exercise price less than the fair market value of our common stock on the grant date
	  ◦ re-pricing (reduction in exercise price) of stock options
	  ◦ single trigger vesting of awards upon a Change of Control if awards are assumed or replaced with substantially equivalent awards

Recoupment	• We have a broad incentive compensation recoupment policy in addition to claw-back provisions under the 2014 Incentive Stock Plan

Hedging and Pledging Company Securities

We prohibit all of our employees and directors from engaging in hedging, monetization, derivative and similar transactions involving company securities. In addition, Senior Executives are prohibited from pledging company securities.

Potential Severance and Change of Control Payments

Senior Executives are covered under a common severance pay plan that provides severance in a lump sum equal to 2x the sum of annual base salary plus target bonus, whether severance occurs before or after a change of control (no gross-up is provided for any change of control excise taxes that might apply). As a condition to receiving severance, Senior Executives must agree to restrictive covenants covering such items as non-competition, non-solicitation of business and employees, non-disclosure and non-disparagement.

We maintain change of control benefits for Senior Executives to ensure continuity of management and to permit each of these individuals to focus on his or her responsibilities without undue distraction related to concerns about personal financial security during any period when we are confronted with a contest for control. These benefits are also designed to ensure that in any such contest, these Senior Executives are not influenced in their actions by events that could occur following a change of control.

Our 2014 Incentive Stock Plan provides for "double trigger" vesting on a change of control. If an NEO terminates employment for "Good Reason" (as defined on page 70) or his employment is terminated without "Cause" (as defined on page 69) within 2 years following the change of control, then any awards that were assumed or replaced with substantially equivalent awards would vest. If the awards were not assumed or replaced with substantially equivalent awards, then they would vest immediately upon the change of control.

While we do not have individual employment agreements for active Senior Executives, we may enter into transition agreements for departing Senior Executives.

Effect of Tax and Accounting Considerations on Compensation Design

In designing our compensation programs, we consider the tax and accounting impact of our decisions. In doing so, we strive to strike a balance between designing appropriate and competitive compensation programs for our executives while also maximizing the deductibility of such compensation, avoiding adverse accounting effects and ensuring that any accounting consequences are appropriately reflected in our financial statements.

Principal among the tax considerations is the potential impact of Section 162(m) of the Internal Revenue Code, which generally denies a publicly traded company a federal income tax deduction for compensation in excess of $1 million paid to the CEO or any of the next three most highly compensated executive officers (other than the CFO) as determined as of the last day of the applicable year (the "Covered Officers"), unless the amount of such excess is payable based solely upon the attainment of objective performance criteria. For this reason, where applicable, our variable compensation, including 2014 annual incentive awards and performance share payouts, is generally designed to qualify as exempt performance-based compensation. At last year's Annual Meeting, in order to comply with Section 162(m), shareholders approved the material terms of the annual executive bonus program under which the maximum annual bonus that may be paid to any of the Covered Officers for any given year is the lesser of 300% of the annual target bonus in effect for the Covered Officer's position at the beginning of the year, as approved by the Compensation Committee, or $5,000,000. The Compensation Committee may, however, in certain circumstances, approve incentive awards or other payments that do not qualify as exempt performance-based compensation and may not be deductible.

Other tax considerations are factored into the design of our compensation programs, including compliance with the requirements of Section 409A of the Internal Revenue Code, which can impose additional taxes on participants in certain arrangements involving deferred compensation, and Sections 280G and 4999 of the Internal Revenue Code, which affect the deductibility of, and impose certain additional excise taxes on, certain payments that are made upon or in connection with a change of control.

REPORT OF THE COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and in the company's Annual Report on Form 10-K for the year ended December 31, 2014.

Report submitted as of March 24, 2015 by:

Members of the Compensation and Management Development Committee:

Trevor Fetter, *Chairman*
Kathryn A. Mikells
Thomas A. Renyi
H. Patrick Swygert

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As of the date of this proxy statement, the Compensation and Management Development Committee consists of Messrs. Fetter (Chairman), Renyi and Swygert and Ms. Mikells, all of whom are independent non-management directors. None of the Compensation and Management Development Committee members has served as an officer or employee of The Hartford and none of the The Hartford's executive officers has served as a member of a compensation committee or board of directors of any other entity that has an executive officer serving as a member of the The Hartford's Board.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below reflects total compensation paid to or earned by each NEO beginning in the later of the fiscal year ended December 31, 2012 or the year the individual first became an NEO. The table also reflects financial accounting costs for the modification of Mr. McGee's equity awards to provide for retirement treatment, but – as his employment terminated by reason of his death in 2015 – payments were made in accordance with the normal provisions of the 2010 Incentive Stock Plan applicable upon an employee's death. Consequently, the numbers shown below for Mr. McGee for 2014, while provided in accordance with SEC guidance on modification of equity awards, do not reflect the treatment actually received (for amounts actually payable upon Mr. McGee's death, see *Treatment of Former CEO* on page 69). The amounts reportable under the *Summary Compensation Table*, prior to the impact of the financial accounting costs for the modification to provide retirement treatment, are set forth immediately below the *Summary Compensation Table*.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Christopher Swift Chairman and Chief Executive Officer	2014	912,500		1,119,030	1,100,000	2,139,000	45,913	76,341	5,392,784
	2013	825,000		3,100,000	1,100,000	1,850,000	-	96,818	6,971,818
	2012	825,000	-	1,100,000	1,100,000	1,650,000	161,984	50,873	4,887,857
Beth Bombara Executive Vice President and Chief Financial Officer	2014	560,000		508,650	500,000	1,350,000	44,171	65,200	3,028,021
Douglas Elliot President	2014	825,000		1,017,300	1,000,000	1,800,000	21,126	69,297	4,732,723
	2013	750,000	-	3,000,000	1,000,000	1,700,000	-	84,835	6,534,835
	2012	750,000	-	900,000	900,000	1,000,000	130,274	26,513	3,706,787
Brion Johnson Chief Investment Officer and President, HIMCO and Talcott Resolution	2014	458,333		559,515	550,000	1,450,000	8,336	62,600	3,088,784
Robert Rupp Executive Vice President and Chief Risk Officer	2014	600,000		712,110	700,000	1,600,000	4,649	66,893	3,683,652
	2013	600,000	-	1,900,000	700,000	1,500,000	645	82,874	4,783,519
	2012	600,000	1,235,000	700,000	700,000	1,200,000	58,550	21,000	4,514,550
Liam McGee Former Chairman, President and Chief Executive Officer[7]	2014	1,050,000	-	15,439,121*	13,495,250*	3,260,250	45,995	188,473	33,479,089*
	2013	1,100,000	-	8,750,000	3,750,000	3,740,000	-	330,315	17,670,315
	2012	1,100,000	-	3,750,000	3,750,000	2,350,000	148,287	58,974	11,157,261

* Includes the impact of the financial accounting costs that resulted from the modification of Mr. McGee's unvested 2013 and 2014 performance share awards and 2011, 2012, 2013 and 2014 stock option awards to provide for retirement treatment. The table below shows Mr. McGee's 2014 compensation prior to the impact of these costs:

	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
2014 Compensation (prior to Accounting Adjustments)	1,050,000		3,814,875	3,750,000	3,260,250	45,995	188,743	12,109,593
Financial Accounting Cost Adjustments			11,624,246	9,745,250				21,369,496
2014 Summary Compensation Table	1,050,000	-	15,439,121	13,495,250	3,260,250	45,995	188,473	33,479,089

No financial accounting cost resulted for Mr. McGee's unvested October 2013 special performance share award because, consistent with the original award terms, that award was forfeited.

(1) The amount shown in this column in 2012 for Mr. Rupp represents a cash sign-on award.

(2) The amounts shown in this column reflect the full aggregate grant date fair value calculated in accordance with FASB ASC Topic 718 for the fiscal years ended: (a) December 31, 2012, 2013, and 2014 for performance shares (including performance shares granted as part of the October 30, 2013 special equity awards to Messrs. Swift, Elliot, Rupp and McGee) and (b) December 31, 2013 for restricted stock units ("RSUs") granted as part of the October 30, 2013 special equity awards to Messrs. Swift, Elliot and Rupp. Detail on 2014 grants is provided in the *Grants of Plan Based Awards Table* on page 58. Assumptions used in the calculation of these amounts are included in footnote 19 to the company's audited financial statements for the fiscal years ended December 31, 2012, and 2013, and footnote 18 to the company's audited financial statements for the fiscal year ended December 31, 2014, included in the company's 2012, 2013, and 2014 Annual Reports on Form 10-K, respectively. Amounts in this column are not reduced for estimated forfeiture rates during the applicable vesting periods. Performance share award amounts included in this column reflect the target award value, adjusted to reflect the probable outcome of the performance conditions and the lack of dividends. The number of shares payable under these awards will be based on the actual results as compared to pre-established performance conditions and can range from 0-200% of the target award. Performance share award amounts assuming the highest possible outcomes of performance conditions to which the awards are subject, determined at the time of grant (200% of the target award), would in total be:

NEO	2014 Performance Shares (March 4, 2014 grant date)*	2013 Performance Shares (March 5, 2013 grant date)	2013 Special Equity Grant (October 30, 2013 grant date)	2012 Performance Shares (February 28, 2012 grant date)
Mr. Swift	$2,090,738	$2,200,000	$2,000,000	$2,200,000
Ms. Bombara	$950,336			
Mr. Elliot	$1,900,671	$2,000,000	$2,000,000	$1,800,000
Mr. Johnson	$1,045,335			
Mr. Rupp	$1,330,470	$1,400,000	$1,200,000	$1,400,000
Mr. McGee	$7,127,414	$7,500,000	$10,000,000	$7,500,000

*Reflects adjustment for no payment of dividends on unvested performance shares.

Under the 2010 and 2014 Incentive Stock Plans, no more than 500,000 shares in the aggregate can be earned by an individual employee with respect to RSUs and performance share awards made in a single calendar year. As a result, the number of shares ultimately distributed to an employee (or former employee) with respect to awards made in the same year will be reduced, if necessary, so that the number does not exceed this limit.

(3) The amounts shown in this column reflect the full aggregate grant date fair value for the fiscal years ended December 31, 2012, 2013, and 2014 calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in footnote 19 to the company's audited financial statements for the fiscal years ended December 31, 2012 and 2013, and in footnote 18 to the company's audited financial statements for the fiscal year ended December 31, 2014, included in the company's 2012, 2013 and 2014 Annual Reports on Form 10-K, respectively. Amounts in this column are not reduced for estimated forfeitures during the applicable vesting periods.

(4) The amounts shown in this column reflect cash AIP awards paid for the respective years.

(5) The amounts shown in this column reflect the actuarial increase in the present value of the accumulated benefits of the NEOs under all pension plans established by the company. The amounts were calculated using discount rate and form of payment assumptions consistent with those used in the company's GAAP financial statements. Actuarial assumptions for 2014 are described in further detail in the footnote to the *Pension Benefits Table* on page 62. For Messrs. McGee, Swift, and Elliot, the change in pension values for 2013 are ($1,141), ($16,786), and ($7,165), respectively, and therefore not reported in the table.

(6) The amounts shown in this column are described in the *Summary Compensation Table—All Other Compensation* below.

(7) As part of Mr. McGee's transition agreement dated June 9, 2014, Mr. McGee's salary was reduced to $1,000,000 effective July 1, 2014 and Mr. McGee would have received retirement treatment on outstanding, unvested equity awards (except his performance share award granted on October 30, 2013, which would be forfeited as of his date of termination). Additional provisions of this transition agreement, including treatment for Mr. McGee's 2014 AIP award, are described in *Treatment of Former CEO* on page 69. Following Mr. McGee's death on February 13, 2015, all of his outstanding options vested in full and all of his outstanding performance share awards (except for his performance share award granted on October 30, 2013, which was forfeited) pro-rata vested in accordance with the terms of the 2010 Incentive Stock Plan applicable upon the death of an employee.

Summary Compensation Table—All Other Compensation

The following table provides more details on the amounts presented in the "All Other Compensation" column in the *Summary Compensation Table* on page 55 for the NEOs.

Name	Year	Perquisites ($)	Amount Paid or Accrued pursuant to a plan or arrangement in connection with any termination of employment or CIC ($)	Contributions or other allocations to defined contribution plans ($)[1]	Total ($)
Christopher Swift	2014	11,141[2]	-	65,200	76,341
Beth Bombara	2014	0	-	65,200	65,200
Douglas Elliot	2014	4,097[3]	-	65,200	69,297
Brion Johnson	2014	0	-	62,600	62,600
Robert Rupp	2014	1,693[4]	-	65,200	66,893
Liam McGee	2014	72,886[5]	50,387[6]	65,200	188,473

(1) The amounts shown in this column represent company contributions under the company's tax-qualified 401(k) plan (The Hartford Investment and Savings Plan) and The Hartford Excess Savings Plan (the "Excess Savings Plan"), a non-qualified plan established as a "mirror" to the qualified plan to facilitate deferral of amounts that cannot be deferred under the 401(k) plan due to Internal Revenue Code limits. Additional information can be found under the "Excess Savings Plan" section of the *Non-Qualified Deferred Compensation Table* beginning on page 63.

(2) Perquisite amounts for Mr. Swift included tax preparation services related to the 2013 calendar year (which was the last year for which the company paid for these services), expenses associated with the attendance of Mr. Swift's spouse at a business function, commuting costs, and hotel expenses in connection with local company events.

(3) Perquisite amounts for Mr. Elliot included tax preparation services related to the 2013 calendar year (which was the last year for which the company paid for these services), and expenses associated with the attendance of Mr. Elliot's spouse at a company function.

(4) Perquisite amounts for Mr. Rupp consisted of hotel expenses in connection with local company events.

(5) Perquisite amounts for Mr. McGee consisted of commuting costs ($5,398), car service to a charity event ($589), and a round trip flight on the fractionally-owned corporate aircraft in May related to a personal matter ($66,900). The value of personal use of fractionally-owned Company aircraft is based on incremental cost to the Company determined by the amount invoiced to the Company for operating costs of such use, including cost of the fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees and trip-related parking/hangar costs, net of any applicable employee reimbursement. Since the fractionally-owned corporate aircraft is primarily used for business travel, the Company does not include the fixed costs that do not change based on the usage, such as purchase costs and maintenance costs not related to trips.

(6) The company paid $50,387 in post-career transition services for Mr. McGee in 2014. More information about Mr. McGee's transition agreement is provided in *Treatment of Former CEO* on page 69.

Grants of Plan Based Awards Table

The following table discloses the actual number of stock options, performance shares and RSUs granted to the company's NEOs in 2014 pursuant to the 2010 Incentive Stock Plan and the grant date fair value of these awards. The table also discloses potential payouts under the company's AIP and performance share awards. Actual AIP payouts are reported in the *Summary Compensation Table* on page 55 under the heading "Non-Equity Incentive Plan Compensation." The equity awards have been rounded to the nearest whole share, option or unit.

Name	Plan	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Options Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Christopher Swift	2014 AIP		775,000	1,550,000	3,100,000							
	Stock Options	3/4/2014								103,872	35.83	1,100,000
	Performance Shares	3/4/2014				7,676	30,701	61,402				1,119,030
Beth Bombara	2014 AIP		375,000	750,000	1,500,000							
	Stock Options	3/4/2014								47,214	35.83	500,000
	Performance Shares	3/4/2014				3,489	13,955	27,910				508,650
Douglas Elliot	2014 AIP		650,000	1,300,000	2,600,000							
	Stock Options	3/4/2014								94,429	35.83	1,000,000
	Performance Shares	3/4/2014				6,978	27,910	55,820				1,017,300
Brion Johnson	2014 AIP		520,900	1,041,700	2,083,400							
	Stock Options	3/4/2014								51,936	35.83	550,000
	Performance Shares	3/4/2014				3,838	15,350	30,700				559,515
Robert Rupp	2014 AIP		600,000	1,200,000	2,400,000							
	Stock Options	3/4/2014								66,100	35.83	700,000
	Performance Shares	3/4/2014				4,885	19,537	39,074				712,110
Liam McGee	2014 AIP		1,181,300	2,362,500	4,725,000							
	Stock Options	3/4/2014								354,108	35.83	3,750,000
	Performance Shares	3/4/2014				26,166	104,661	209,322				3,814,875

(1)   The amounts shown in these columns represent pro-rated threshold, target and maximum awards payable to the NEOs under the company's AIP for 2014, rounded up to the next hundred dollar increment. Consistent with company practice, the NEO's threshold, target and maximum AIP award opportunities are based on pro-rated salary for 2014. The table below shows initial 2014 AIP target incentive opportunities and the revised 2014 AIP target incentive opportunities approved mid-year for Messrs. Swift, Elliot and Johnson and Ms. Bombara to reflect their increased responsibilities following the CEO transition. Mr. Rupp's AIP target incentive opportunity did not change in 2014. Mr. McGee's target annual incentive opportunity was based on a salary of $1,100,000 as established by the independent directors in February, 2014 and was reduced when his salary was reduced to $1,000,000 on July 1, 2014.

NEO	AIP Target effective 1/1/2014	AIP Target effective 7/1/2014*	2014 Pro-rated AIP Target
Christopher Swift	$1,100,000	$2,000,000	$1,550,000
Beth Bombara	$650,000	$850,000	$750,000
Douglas Elliot	$1,000,000	$1,600,000	$1,300,000
Brion Johnson	$1,000,000	$1,100,000	$1,041,700
Liam McGee	$2,475,000	$2,225,000	$2,362,500

* Mr. Johnson's AIP target was increased effective August 1, 2014.

The amounts shown under the "Threshold" column represent the payout amount for achieving the minimum level of performance for which an amount is payable under the AIP (no amount is payable if this level of performance is not reached). The amounts shown under the "Maximum" column are 200% of target and represent, in the Compensation Committee's practice, the maximum amount payable. However, to reward extraordinary performance, the Compensation Committee may, in its sole discretion, authorize individual AIP awards of up to the lesser of 300% of the target annual incentive payment level or the Internal Revenue Code section 162(m) limit. The actual 2014 AIP award for each of the NEOs is reported in the column entitled "Non-Equity Incentive Plan Compensation" in the *Summary Compensation Table*.

(2) The amounts in these columns represent the number of performance shares granted to the NEOs on March 4, 2014 as part of the annual LTI award program. The performance shares granted on March 4, 2014 vest as of December 31, 2016, the end of the three year performance period for the award, based on the company's TSR performance relative to a peer group established by the Compensation Committee, and performance based on improvement in ROE, with the two measures weighted equally (50/50), as described on page 44. The amounts shown under the "Threshold" column for this grant represent 25% of target which is the payout amount for achieving the minimum level of performance for which an amount is payable under the program (no amount is payable if this level of performance is not reached). The amounts shown under the "Maximum" column are 200% of target and represent the maximum amount payable.

(3) The amounts in this column represent the number of options granted in 2014 to purchase shares of common stock. Each option award vests 1/3 per year on each anniversary of the grant date and each option has an exercise price equal to the fair market value of one share of common stock on the date of grant. The value of each stock option award was determined by using a lattice/Monte-Carlo based option valuation model; the value was not reduced to reflect estimated forfeitures during the vesting period. The value established for each stock option was $10.59.

(4) The NYSE closing price per share of the company's common stock of $35.83 on March 4, 2014, the date of the annual LTI grants for the NEOs, is used to value the annual LTI award. To determine the fair value of the portion of the annual LTI award granted as performance shares, with a peer relative TSR and ROE metric, the market value on the grant date is adjusted by a factor of 1.0173 to take into consideration that (a) dividends are not paid on unvested performance shares, and (b) the probable outcome of the performance condition(s) consistent with the estimated aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows outstanding stock option awards classified as exercisable and unexercisable and the number and value of any unvested or unearned equity awards outstanding as of December 31, 2014 for the company's NEOs. The value of any unvested or unearned equity awards outstanding as of December 31, 2014 is calculated using a market value of $41.69, the NYSE closing price per share of the company's common stock on December 31, 2014.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Christopher Swift	3/1/2011	92,937	-	28.91	3/1/2021				
	2/28/2012	98,965	49,483	20.63	2/28/2022				
	3/5/2013	47,129	94,259	24.15	3/5/2023			91,098	3,797,876
	10/30/2013					29,763	1,240,819	29,248	1,219,349
	3/4/2014	-	103,872	35.83	3/4/2024			30,701	1,279,925
Beth Bombara	3/1/2011	13,104	-	28.91	3/1/2021				
	2/28/2012	-	7,198	20.63	2/28/2022				
	3/5/2013	17,138	34,276	24.15	3/5/2023			33,126	1,381,023
	10/30/2013					17,858	744,500	17,549	731,618
	3/4/2014	-	47,214	35.83	3/4/2024			13,955	581,784
Douglas Elliot	5/4/2011	81,320	-	28.05	5/4/2021				
	2/28/2012	30,971	40,486	20.63	2/28/2022				
	3/5/2013	42,845	85,690	24.15	3/5/2023			82,816	3,452,599
	10/30/2013					29,763	1,240,819	29,248	1,219,349
	3/4/2014	-	94,429	35.83	3/4/2024			27,910	1,163,568
Brion Johnson	2/28/2012					15,271	636,648		
	3/5/2013	19,280	38,651	24.15	3/5/2023			37,268	1,553,703
	10/30/2013					17,858	744,500	17,549	731,618
	3/4/2014	-	51,936	35.83	3/4/2024			15,350	639,942

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Robert Rupp	11/4/2011	92,230	-	17.83	11/4/2021				
	2/28/2012	52,978	31,489	20.63	2/28/2022				
	3/5/2013	29,991	59,983	24.15	3/5/2023			57,972	2,416,853
	10/30/2013					17,858	744,500	17,549	731,618
	3/4/2014	-	66,100	35.83	3/4/2024			19,537	814,498
Liam McGee[5]	3/1/2011	302,045	-	28.91	3/1/2021				
	2/28/2012	112,460	168,691	20.63	2/28/2022				
	3/5/2013	160,668	321,337	24.15	3/5/2023			310,560	12,947,246
	10/30/2013							146,242	6,096,829
	3/4/2014		354,108	35.83	3/4/2024			104,661	4,363,317

(1) Stock options granted to the NEOs vest and become exercisable 1/3 per year on each anniversary of the grant date. Stock options granted to the NEOs generally expire on the tenth anniversary of the grant date. See "(2) Accelerated Stock Option Vesting" on page 67 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated.

(2) The amounts shown in this column represent unvested RSU awards. Amounts include accumulated dividend equivalents through December 31, 2014. All RSU awards granted to NEOs vest on the third anniversary of the grant date, except for the RSUs granted on October 30, 2013 which vest on the fifth anniversary of the grant date, assuming continued service through October 30, 2018. See "(3) Accelerated Vesting of Performance Shares and Other LTI Awards" on page 67 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated for RSUs.

(3) The amounts shown in this column represent the market value of the awards calculated using $41.69, the closing stock price of the company's common stock on the NYSE on December 31, 2014.

(4) The amounts shown in this column for the March 5, 2013 performance share awards represent unvested awards at 200% of target (the maximum amount payable) assuming that the company has achieved the highest performance level. Performance shares granted on March 5, 2013 vest as of December 31, 2015 at the end of the three year performance period based on the company's TSR performance relative to a peer group established by the Compensation Committee, as described on page 37 of the 2014 proxy.

The amounts shown for the October 30, 2013 special equity awards represent unvested awards at target. Performance shares granted on October 30, 2013 vest as of October 30, 2018 based on Compensation Core ROE performance as of December 31, 2016, as described on page 44 in the 2014 proxy, and continuous employment through the vesting date.

The amounts shown for the March 4, 2014 performance share awards represent unvested awards at target. Performance shares granted on March 4, 2014 vest as of December 31, 2016, the end of the three year performance period based on the company's TSR performance relative to a peer group established by the Compensation Committee and performance based on improvement in ROE, with the two measures weighted equally (50/50), as described on page 44.

See "(3) Accelerated Vesting of Performance Shares and Other LTI Awards" on page 67 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated for performance shares.

Dividends are not credited on performance shares.

(5) Under the transition agreement dated June 9, 2014, Mr. McGee's special equity award (granted on October 30, 2013) would be forfeited when he left the company in 2015, consistent with the terms of that award, and Mr. McGee's other unvested performance share awards and his outstanding stock options would receive retirement treatment. Following Mr. McGee's death on February 13, 2015, all of his outstanding options vested in full and all of his outstanding performance share awards pro-rata vested in accordance with the regular terms of the 2010 Incentive Stock Plan (except for his performance share award granted on October 30, 2013, which was forfeited). Please see *Treatment of Former CEO* on page 69 for additional information.

Option Exercises and Stock Vested Table

The following table sets forth certain information regarding option awards exercised and stock awards vested during 2014 for the company's NEOs. The numbers have been rounded to the nearest whole dollar, share or unit.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
Christopher Swift	-	-	124,546	4,935,291
Beth Bombara	14,394	192,927	17,953	712,153
Douglas Elliot	50,000	843,500	104,981	4,165,803
Brion Johnson	-	-	7,998	331,658
Robert Rupp	20,000	391,695	85,611	3,496,951
Liam McGee	224,922	3,631,748	418,774	16,620,219

(1) The amounts in this column reflect the value realized upon the exercise of vested stock options during 2014. The value realized is the difference between the fair market value of common stock on the date of exercise and the exercise price of the option. All options were exercised pursuant to pre-planned trading plans in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.

(2) The numbers in this column include the vesting of RSUs granted in 2011 and settled in shares for Messrs. Swift, Elliot, Rupp and McGee and Ms. Bombara. Messrs. Swift and McGee and Ms. Bombara received the 2011 RSUs, which vested in full on March 1, 2014, as part of the 2011 annual grant; Mr. Elliot and Mr. Rupp received the 2011 RSUs, which vested on May 4, 2014 and November 4, 2014, respectively, as sign-on awards. This column also includes performance shares granted on February 28, 2012 which vested on December 31, 2014 and were paid out in 2015 based on a 165% payout factor as a result of the company's performance against the award's relative TSR performance objective for the three-year performance period January 1, 2012 – December 31, 2014, which the Compensation Committee certified on February 22, 2015. The following table illustrates the breakdown between vested RSUs and vested Performance Shares included in the number of vested shares listed in the table above:

	Vested RSUs (#)	Vested Performance Shares (#)
Mr. Swift	36,568	87,978
Ms. Bombara	5,156	12,797
Mr. Elliot	32,998	71,983
Mr. Johnson	-	7,998
Mr. Rupp	29,625	55,986
Mr. McGee	118,847	299,927

(3) The amounts shown in this column reflect the value of vested RSU and performance share awards. The value of the RSU awards is based on the NYSE closing price per share of the company's common stock on the date of vesting. The value of performance share awards is based on the NYSE closing price per share of the company's common stock on February 20, 2015 ($41.47), the last business day prior to the date the Compensation Committee certified the vesting percentage, which occurred on a day when the NYSE was closed.

Pension Benefits Table

The table below shows the number of years of credited service, the actuarial present value of the accumulated pension benefit, and the actual cash balance account as of December 31, 2014 for each of the NEOs under the company's retirement plans. Federal tax law limits the amount of benefits that can be paid and compensation that may be recognized under a tax-qualified retirement plan. Therefore, the company has both a tax-qualified retirement

plan (The Hartford Retirement Plan for U.S. Employees, or the "Retirement Plan") and a non-qualified retirement plan (The Hartford Excess Pension Plan II, or the "Excess Pension Plan") for payment of those benefits that cannot be paid from the tax-qualified plan (together, the "Plans"). The practical effect of the Excess Pension Plan is to calculate benefits for all similarly situated employees on a uniform basis without regard to federal tax law limitations.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Actual Cash Balance Account ($)	Payments During Last Fiscal Year ($)
Christopher Swift	Retirement Plan	2.83	58,815	63,422	-
	Excess Pension Plan	2.83	327,108	352,730	-
Beth Bombara	Retirement Plan	8.67	123,710	139,386	-
	Excess Pension Plan	8.67	153,796	173,285	-
Douglas Elliot	Retirement Plan	1.74	40,970	43,956	-
	Excess Pension Plan	1.74	144,011	154,507	-
Brion Johnson	Retirement Plan	1.24	25,298	27,096	-
	Excess Pension Plan	1.24	48,721	52,184	-
Robert Rupp	Retirement Plan	1.16	31,390	32,050	-
	Excess Pension Plan	1.16	38,751	39,567	-
Liam McGee[3]	Retirement Plan	3.25	98,071	101,268	-
	Excess Pension Plan	3.25	496,195	512,370	-

(1) Credited service was frozen as of December 31, 2012 under these Plans. However, service continued to be earned for vesting purposes. As of December 31, 2014, each of the named executive officers was vested at 100% in his or her cash balance account.

(2) The present value of accumulated benefits under each Plan is calculated using the same actuarial assumptions used by the company for GAAP financial reporting purposes, and assuming that benefits commence at age 65 for each executive under the Plans' cash balance formula. The assumptions are a discount rate of 4.00%, no pre-retirement mortality, and a lump sum form of payment. In accordance with the assumptions used for GAAP financial reporting, the cash balance amounts are projected to age 65 using an assumed interest crediting rate of 3.3% (the actual rate in effect for 2014), and the present value as of December 31, 2014 is determined using a discount rate of 4.00%; therefore, the present value amounts are lower than the actual December 31, 2014 cash balance accounts for these participants.

(3) As a result of Mr. McGee's death, his Excess Pension Plan benefit will be paid out in 2015.

Cash Balance Formula

Retirement benefits were accrued under a cash balance formula for employees hired on or after January 1, 2001 and before January 1, 2013, including the NEOs. Employees hired prior to January 1, 2001 accrued benefits under a final average pay formula through December 31, 2008 and began to accrue benefits under the cash balance formula beginning January 1, 2009. None of the NEOs participate in the final average pay formula.

Effective December 31, 2012, the cash balance formula under the Retirement Plan and the Excess Pension Plan was frozen for all Plan participants, including the NEOs. As a result, employees no longer accrue further benefits under the cash balance formula, except that existing account balances continue to accrue interest. Employees also continue to earn service credit under the cash balance formula towards vesting in their benefits.

The interest credited on previously accrued amounts is determined each year to be equal to the greater of 3.3% and the 10-year Treasury rate determined before the start of the year. Vested account balances under the cash balance formula may be received in the form of a single lump sum payment upon termination of employment or the participant may elect to receive an actuarially-equivalent form of life annuity. An employee is vested upon completion of three years of service.

In the event of a Change of Control, each NEO would automatically receive, in a single lump sum, the value of his or her Excess Pension Plan cash balance account as of the date of the Change of Control, provided that the Change of Control also constitutes a "change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code.

Non-Qualified Deferred Compensation Table

Excess Savings Plan

NEOs, as well as other employees, may contribute to the company's Excess Savings Plan, a non-qualified plan established as a "mirror" to the company's tax-qualified 401(k) Plan (The Hartford Investment and Savings Plan). The Excess Savings Plan is intended to facilitate deferral of amounts that cannot be deferred under the 401(k) Plan for employees whose compensation exceeds the Internal Revenue Code limit on compensation that can be recognized by the 401(k) Plan ($260,000 in 2014). When an eligible employee's annual compensation reaches that Internal Revenue Code limit, the eligible employee can contribute up to six percent (6%) of compensation in excess of that limit to the Excess Savings Plan. Compensation recognized by the Excess Savings Plan includes base pay, annual bonuses, overtime, shift differentials, commissions and sales incentive payments; there is a $1 million annual limit on compensation recognized

by the 401(k) Plan and the Excess Savings Plan combined. The company makes a matching contribution to the Excess Savings Plan in an amount equal to 100% of the employee's contribution. Company contributions to the Excess Savings Plan are fully vested. Excess Savings Plan balances are payable in a lump sum following termination of employment.

The notional investment options available under the Excess Savings Plan correspond to the investment options available to participants in the 401(k) Plan. The table below shows the notional investment options available under the Excess Savings Plan during 2014 and their annual rates of return for the calendar year ended December 31, 2014, as reported by the administrator of the Excess Savings Plan. The company may change the notional investment options available from time to time.

Excess Savings Plan Notional Investment Options

Name of Fund	Rate of Return (as of December 31, 2014)	Name of Fund	Rate of Return (as of December 31, 2014)
The Hartford Stock Fund	21.53%	Vanguard Target Retirement 2010 Trust	6.02%
ISP International Equity Fund[1]	-3.71%	Vanguard Target Retirement 2015 Trust	6.65%
ISP Active Large Cap Equity Fund[2]	10.73%	Vanguard Target Retirement 2020 Trust	7.22%
ISP Small/Mid Cap Equity Fund[3]	9.41%	Vanguard Target Retirement 2025 Trust	7.25%
Hartford Index Fund	13.65%	Vanguard Target Retirement 2030 Trust	7.28%
ISP High Yield Bond Fund	1.57%	Vanguard Target Retirement 2035 Trust	7.26%
Hartford Stable Value Fund	2.34%	Vanguard Target Retirement 2040 Trust	7.29%
Hartford Total Return Bond HLS Fund	5.89%	Vanguard Target Retirement 2045 Trust	7.29%
SSGA Real Asset Fund	-1.06%	Vanguard Target Retirement 2050 Trust	7.29%
Vanguard Prime Money Market Fund	0.05%	Vanguard Target Retirement 2055 Trust	7.27%
Vanguard Target Retirement Income Trust	5.72%	Vanguard Target Retirement 2060 Trust	7.25%

(1) The ISP International Equity Fund is a multi-fund portfolio made up of two underlying mutual funds that provides a blended rate of return. The underlying funds utilized in the ISP International Equity Fund are the Hartford International Opportunities HLS Fund (50%) and Dodge & Cox International Stock Fund (50%).

(2) The ISP Active Large Cap Equity Fund is a multi-fund portfolio made up of three underlying funds (two mutual funds and one separate account managed by an investment manager) that provides a blended rate of return. The underlying funds utilized in the ISP Active Large Cap Equity Fund are Columbus Circle Large Cap Growth Fund (33.3%), Hartford Dividend and Growth HLS Fund (33.3%), and Hartford Capital Appreciation HLS Fund (33.4%).

(3) The ISP Small/Mid Cap Equity Fund is a multi-fund portfolio made up of four underlying funds (two mutual funds and two separate accounts managed by investment managers) that provides a blended rate of return. The underlying funds utilized in the ISP Small/Mid Cap Equity Fund are the Hartford Small Company HLS Fund (20%), Chartwell Investment Partners Small Cap Value Fund (20%), Hartford MidCap HLS Fund (30%), and LMCG Investments Mid Cap Value Fund (30%).

Non-Qualified Deferred Compensation – Excess Savings Plan

The table below shows the aggregate amount of NEO and company contributions to the above plan during 2014, the aggregate earnings credited under this plan during 2014, and the total balance of each NEO's account under this plan as of December 31, 2014.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Christopher Swift	44,400	44,400	16,013	-	350,811
Beth Bombara	44,400	44,400	4,192	-	189,859
Douglas Elliot	44,400	44,400	5,091	-	240,702
Brion Johnson	44,400	44,400	9,726	-	115,176
Robert Rupp	44,400	44,400	11,587	-	240,119
Liam McGee	44,400	44,400	25,349	-	523,177

(1) The amounts shown in this column reflect executive contributions into the Excess Savings Plan during 2014 with respect to annual cash incentive awards paid in 2014 in respect of performance during 2013. These amounts are included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table in the 2014 proxy for Messrs Swift, Elliot, Rupp and McGee. For Ms. Bombara and Mr. Johnson, their annual cash incentive awards paid in 2014 in respect of performance for 2013 were $1,000,000 and $1,400,000 respectively.

(2) The amounts shown in this column reflect the company's contributions into the Excess Savings Plan in respect of each NEO's service in 2014. These amounts are included in the "All Other Compensation" column of the *Summary Compensation Table* on page 55.

(3) The amounts shown in this column represent earnings on notional investment funds corresponding to the funds available under the 401(k) Plan. No portion of these amounts is included in the *Summary Compensation Table* on page 55 as the company does not provide above-market rates of return.

(4) The amounts shown represent the cumulative amount that has been credited to each NEO's account under the applicable plan as of December 31, 2014. The amounts reflect the sum of contributions made by each NEO or the company over the NEO's entire period of service with the company, as well as the earnings credited on such amounts during such period under the terms of the plan. The reported balances are not amounts provided to the NEOs for 2014 service. Amounts reported in this column were reported in prior year Summary Compensation Tables to the extent they represented executive or company contributions under the plan, but not to the extent they represented earnings on those contributions. As a result of his death, Mr. McGee's Excess Savings Plan account will be distributed in 2015 according to the terms of the plan.

Deferred Distribution of Vested Equity

The table below shows the value of equity compensation for Ms. Bombara that vested in 2013 and was distributed in 2014.[1]

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals / Distributions ($)[3]	Aggregate Balance at Last FYE ($)
Christopher Swift			-		-
Beth Bombara	RSUs	-	-	(5,686)	(115,182)	-
Douglas Elliot	-	-			-
Brion Johnson	-	-			-
Robert Rupp	-	-			-
Liam McGee	-	-			-

(1) The amount shown represents the final 1/3 tranche of Ms. Bombara's 2010 RSUs that vested on February 25, 2013, three years following the grant date of February 25, 2010, with distribution subject to a one year hold. The original grant date value for all of Ms. Bombara's 2010 RSUs was $229,500.

(2) The amount shown represents dividends credited in 2014 plus changes in market value on the vested award. This amount was not included in the *Summary Compensation Table* for 2014.

(3) Following the completion of the one-year hold as of February 25, 2014, Ms. Bombara's 2010 RSUs were distributed as cash, net of required tax withholding.

Potential Payments Upon Termination or Change of Control

The following section provides information concerning the value of potential payments and benefits as of December 31, 2014 that would be payable to NEOs following termination of employment under various circumstances or in the event of a Change of Control (as defined on page 69). Benefit eligibility and values as of December 31, 2014 vary based on the reason for termination.

Senior Executive Severance Pay Plan

The NEOs participate in The Hartford Senior Executive Officer Severance Pay Plan (the "Senior Executive Plan"), providing for specified payments and benefits to participants upon termination of employment as a result of severance eligible events. The Senior Executive Plan applies to Senior Executives, including NEOs, that the Executive Vice President, Human Resources (the "Plan Administrator") approves for participation. As a condition to participate in the Senior Executive Plan, executives must agree to such non-competition, non-solicitation, non-disparagement and other restrictive covenants as are required by the Plan Administrator. The NEOs have agreed that, while employed and for a one-year period following a termination of employment, they are subject to a non-competition provision in favor of the company, and that while employed and for a one-year period following a termination of employment they are subject to non-solicitation provisions in favor of the company. The NEOs are also subject to confidentiality and non-disparagement provisions that continue after termination of employment.

Involuntary Termination (Other than for Cause)

A participant in the Senior Executive Plan who is involuntarily terminated, other than for Cause (as defined on page 69) would receive severance pay in an amount equal to two times the sum of the executive's annual base salary plus the target AIP award, both determined as of the termination date. The severance pay would be payable in a lump sum within 60 days of termination. In addition, a participant would be eligible to receive a pro rata AIP award, in a discretionary amount, under the company's AIP for the year in which the termination occurs, payable no later than the March 15 following the calendar year of termination. The participating executive would also vest pro rata in any outstanding unvested LTI awards, other than the October 2013 special equity awards, provided that at least one full year of the performance or restriction period of an award has elapsed as of the termination date. The Senior Executive Plan provides for continued health coverage and outplacement services for up to twelve months.

Treatment Upon a Change of Control

If, within the two year period following a Change of Control (as defined on page 69), (1) a participant is involuntarily terminated by the company other than for Cause, or (2) the participant voluntarily terminates employment with the company for Good Reason (as defined on page 70), then the participant would receive the same severance pay under the Senior Executive Plan as the participant would have received in the event of involuntary termination before a Change of Control, and would be eligible for a pro rata AIP award as set forth above, except that the pro rata AIP award payable would be at least the same percentage of the target level of payout as is generally applicable to executives whose employment did not terminate. In addition, outstanding unvested LTI awards granted prior to October 2013 would be fully vested upon a Change of Control. The special equity awards granted in October 2013, and any subsequent LTI awards, would not vest automatically upon a Change of Control so long as the Compensation Committee determines that, upon the Change of Control, the awards would either continue to be honored or be replaced with substantially equivalent alternative awards. If the awards were so honored or replaced, then those awards would fully vest if, within the two year period following the Change of Control, (1) the executive was involuntarily terminated by the company other than for Cause, or (2) the executive voluntarily terminated employment with the company for Good Reason. No gross-up would be provided in any event for any excise taxes that apply to an NEO upon a Change of Control.

Benefits Payable to NEOs Upon Termination or Change of Control

The table and further discussion below address benefits that would be payable to the NEOs as of December 31, 2014 as a result of their termination of employment under various circumstances or in the event of a Change of Control. The benefits discussed below are in addition to (1) the vested pension benefits set forth in the *Pension Benefits Table* on page 62, (2) the vested stock options set forth in the *Outstanding Equity Awards at Fiscal Year-End Table* on page 59, (3) the vested performance shares set forth in the *Option Exercises and Stock Vested Table* on page 61, and (4) the vested benefits set forth in the *Non-Qualified Deferred Compensation Table* on page 63 (benefits payable from the Excess Savings Plan). In addition to the amounts shown in the table, each executive would also receive any accrued but unused paid time off.

A participant in the AIP who meets the criteria for retirement treatment would be eligible to receive a pro rata AIP award, in a discretionary amount, under the company's AIP for the year in which termination occurs, payable no later than the March 15 following the calendar year of termination. In accordance with the terms of the 2010 Incentive Stock Plan and the 2014 Incentive Stock Plan, such an employee would also (1) vest pro rata in any outstanding unvested performance share and RSU awards (other than the October 2013 special equity awards), and (2) vest fully in any outstanding unvested stock options, provided that the option has been outstanding for at least one year from the date of grant. For this purpose, an employee is eligible for retirement treatment if (i) the employee is at least age 50, has at least 10 years of service and the sum of the employee's age and service is equal to at least 70, or (ii) the employee is at least age 65 with at least 5 years of service.

The value of amounts shown for accelerated stock option and other LTI vesting is calculated using the NYSE closing price per share of the company's common stock on December 31, 2014 of $41.69.

Payments upon Termination or Change of Control

Payment Type	Christopher Swift	Beth Bombara	Douglas Elliot	Brion Johnson	Robert Rupp
VOLUNTARY TERMINATION OR RETIREMENT					
2014 AIP Award ($)[1]	-	-	-	-	-
Accelerated Stock Option Vesting ($)[2]	-	-	-	-	-
Accelerated Performance Share Vesting ($)[3]	-	-	-	-	-
Accelerated Other LTI Vesting ($)[3]	-	-	-	-	-
Total Termination Benefits ($)	-	-	-	-	-
INVOLUNTARY TERMINATION – NOT FOR CAUSE					
2014 AIP Award ($)[1]	2,139,000	1,350,000	1,800,000	1,450,000	1,600,000
Cash Severance ($)[4]	6,000,000	2,950,000	5,000,000	3,200,000	3,600,000
Accelerated Stock Option Vesting ($)[2]	1,555,105	374,285	1,334,059	277,641	989,598
Accelerated Performance Share Vesting ($)[3]	1,692,781	654,325	1,538,903	731,284	1,077,270
Accelerated Other LTI Vesting ($)[3]	-	-	-	602,922	-
Benefits Continuation and Outplacement ($)[5]	36,839	28,672	32,765	36,953	36,839
Total Termination Benefits ($)	11,423,725	5,357,282	9,705,727	6,298,800	7,303,707
CHANGE OF CONTROL/ INVOLUNTARY TERMINATION NOT FOR CAUSE OR TERMINATION FOR GOOD REASON					
2014 AIP Award ($)[1]	2,139,000	1,350,000	1,800,000	1,450,000	1,600,000
Cash Severance ($)[4]	6,000,000	2,950,000	5,000,000	3,200,000	3,600,000
Accelerated Stock Option Vesting ($)[2]	3,304,105	1,029,465	2,908,992	980,705	2,102,606
Accelerated Performance Share Vesting ($)[3]	4,398,212	2,003,913	4,109,217	2,148,411	2,754,542
Accelerated Other LTI Vesting ($)[3]	1,240,819	744,500	1,240,819	1,381,148	744,500
Benefits Continuation and Outplacement ($)[5]	36,839	28,672	32,765	36,953	36,839
Additional Pension Benefits ($)[6]	-	-	-	-	-
Total Termination Benefits ($)[7]	17,118,975	8,106,550	15,091,793	9,197,217	10,838,487

(1) 2014 AIP Award

Voluntary Termination or Retirement. Generally, upon a voluntary termination of employment, the NEOs would not be eligible to receive an AIP award for 2014 unless the Compensation Committee determined otherwise. However, a retirement-eligible NEO would be entitled to receive a pro rata award for 2014 based on the portion of the year served. None of the NEOs was retirement eligible at December 31, 2014.

Involuntary Termination – Not For Cause. Each NEO would be eligible for a pro rata portion of a 2014 AIP award for the year of termination, in a discretionary amount. The amounts shown represent the actual award payable for 2014, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 55.

Involuntary Termination – Not For Cause, or a Termination For Good Reason, Within Two Years Following A Change Of Control. Each NEO would be eligible for an AIP award for 2014 calculated as a pro rata portion of a 2014 AIP award for the year of termination in a discretionary amount, but at least a pro rata portion commensurate with amounts received by the executives who did not terminate employment. The amounts shown represent the actual award payable for 2014, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 55.

Involuntary Termination For Cause. No AIP award would be payable.

Death or Disability. Each NEO would receive a 2014 AIP award comparable to the award that would have been paid had he or she been subject to an involuntary termination (not for Cause).

(2) Accelerated Stock Option Vesting

Voluntary Termination or Retirement. Each NEO would be entitled to exercise stock options to the extent vested as of the date of his termination of employment. The number of vested options held by each NEO is shown in the *Outstanding Equity Awards at Fiscal Year-End Table* on page 59. The vested options held by the NEOs would need to be exercised within four months of termination of employment. For retirement-eligible employees, unvested stock options would immediately vest as long as the option had been outstanding for at least one year from the date of grant, and vested options would need to be exercised within five years of the applicable retirement date but not beyond the scheduled expiration date. None of the NEOs was retirement eligible at December 31, 2014.

Involuntary Termination – Not For Cause. Each NEO would be entitled to pro rata vesting of outstanding stock options as long as the options had been outstanding for at least one year from the date of grant. The amounts shown include the in-the-money value of accelerated stock option vesting based on $41.69, the NYSE closing price per share of the company's common stock on December 31, 2014.

Change Of Control. The NEOs would be entitled to the full vesting of outstanding stock options granted prior to 2014.

Stock options granted in 2014 would not automatically vest upon a Change of Control so long as the Compensation Committee determined that, upon the Change of Control, the awards would either be honored or replaced with substantially equivalent alternative awards. If the 2014 stock option awards were so honored or replaced, then vesting of those awards would only be accelerated if the NEO's employment were to be terminated within two years following the Change of Control without Cause or by the NEO for Good Reason. Stock options, if vested upon the Change of Control, would be exercisable for the remainder of their original term. The amounts shown in the Change of Control section of the table indicate the in-the-money value of accelerated stock option vesting presuming that all options were to vest upon the Change of Control (i.e., that 2014 option awards were not honored or replaced, or that the NEOs were terminated at the time of the Change of Control without Cause), based on $41.69, the NYSE closing price per share of the company's common stock on December 31, 2014.

Involuntary Termination For Cause. All outstanding stock options would be cancelled.

Death or Disability. All outstanding stock options would become fully vested.

(3) Accelerated Vesting of Performance Shares and Other LTI Awards

Voluntary Termination or Retirement. Unvested performance shares and RSUs would be cancelled as of the termination of employment date, unless the Compensation Committee determined otherwise. For retirement-eligible employees, unvested performance shares and RSUs (other than performance shares and RSUs resulting from the October 2013 special equity grant) would pro-rata vest. None of the NEOs was retirement eligible at December 31, 2014.

Involuntary Termination – Not For Cause. Each NEO would be entitled to pro rata payment of all outstanding awards (other than performance shares and RSUs resulting from the October 2013 special equity grant) at the end of the applicable performance or service period as long as at least one year of the performance or service period of the award has elapsed from the date of grant. Performance shares and RSUs resulting from the October 2013 special equity grant would be forfeited, unless the Compensation Committee determined otherwise. The amount shown is the value the NEO would be entitled to at the end of the respective performance or service period for those awards to which pro rata payment applies, prorated as of December 31, 2014, based on $41.69, the NYSE closing price

per share of the company's common stock on December 31, 2014, and, in the case of performance shares, a payout at target.

Change Of Control. The NEOs would be entitled to full vesting of all outstanding awards granted prior to October 2013; those awards would be payable immediately provided that the Change of Control also constituted a "change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code. The performance shares and RSUs resulting from the October 2013 special equity grant and the performance share awards granted in 2014 would not automatically vest upon a Change of Control so long as the Compensation Committee determined that, upon the Change of Control, the awards would either be honored or replaced with substantially equivalent alternative awards. If the October 2013 special equity awards and the 2014 performance share awards were so honored or replaced, then vesting of those awards would only be accelerated if the NEO's employment were to be terminated within two years following the Change of Control without Cause or by the NEO for Good Reason. The amounts shown in the Change of Control section of the table indicate the value of accelerated vesting presuming that all awards were to vest upon the Change of

Control (i.e., the October 2013 special equity awards and the 2014 performance share awards were not honored or replaced, or that the NEOs were terminated at the time of the Change of Control without Cause), based on $41.69, the NYSE closing price per share of the company's common stock on December 31, 2014, and, in the case of performance shares, a payout at target. (The Compensation Committee could determine that performance share awards would pay out at greater than the target amount).

Involuntary Termination For Cause. All unvested awards would be cancelled.

Death or Disability. For awards other than the October 2013 special equity awards, a prorated portion of outstanding performance shares and RSUs would be payable at the end of the applicable performance or service period. Performance shares and RSUs resulting from the October 2013 special equity grant would be forfeited, unless the Compensation Committee determined otherwise.

(4) Cash Severance Payments

Voluntary Termination or Retirement, Involuntary Termination For Cause, Death or Disability. No benefits would be payable.

Involuntary Termination – Not For Cause Before or After A Change of Control, or Termination For Good Reason Within Two Years Following a Change of Control. Each NEO would receive a severance payment calculated as a lump sum equal to two times the sum of base salary and target AIP award at the time of termination (assumed to be December 31, 2014 for this purpose). The amounts shown represent the value of severance payable in accordance with the Senior Executive Plan. (In the event of termination

after a Change of Control, if the aggregate present value of payments contingent on the Change of Control would result in payment by the executive of an excise tax on "excess parachute payments", as described in regulations under Sections 280G and 4999 of the Internal Revenue Code, then the severance amounts shown would be reduced if, as a result, the executive would thereby receive more on an after-tax basis than he or she would receive if the reduction in the severance amount was not made. The amounts shown assume that such reduction does not occur.)

(5) Benefits Continuation and Outplacement

Voluntary Termination or Retirement. No benefits would be payable. Employees who terminate employment after attaining age 55 and completing 10 years of service can elect coverage under a company high deductible health plan until age 65 at their expense.

Involuntary Termination – Not For Cause Before or After A Change of Control, or Termination For Good Reason

Within Two Years Following a Change of Control. Each NEO would be provided up to one-year of health benefits at the employee cost and up to one-year of executive outplacement services.

The amounts shown represent the estimated cost of health coverage continuation and outplacement.

(6) Pension Payments Upon a Change of Control

In the event of a Change of Control, each executive would receive a lump sum equal to the value of the executive's cash balance formula account under the Excess Pension Plan, provided that the Change of Control also constituted a

"change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code. All NEOs were vested in their cash balance account as of December 31, 2014.

(7) Other Benefits in the Event of Death or Disability

In addition to the termination benefits shown in the table, in the event of death, an NEO would receive a $25,000 company-paid life insurance benefit in addition to whatever voluntary group term life insurance coverage is in effect. In the event of disability, the executive would be entitled to short and long

term disability benefits if the NEO were disabled in accordance with the terms of the applicable plan. While in receipt of disability benefits, each NEO could continue to participate in company health benefit and life insurance plans for up to three years.

TREATMENT OF FORMER CEO

On June 9, 2014, the company entered into a transition agreement with Mr. McGee that provided for:

- A reduction in Mr. McGee's annual salary from $1.1 million to $1 million as of July 1, 2014.
- A 2014 AIP award based on Mr. McGee's actual base salary earned during 2014 and the final company AIP funding factor without any adjustment to reflect individual performance or other factors; this amount ($3,260,250) was paid in March 2015 and is reflected in the *Summary Compensation Table*.
- Provision of a post-career transition service for Mr. McGee in 2014, valued at $50,387.

Following his death on February 13, 2015, only certain provisions of the transition agreement apply. For equity awards, the company's regular policies and plan provisions for deceased employees apply, including full vesting of outstanding stock option awards and pro rata vesting of performance share awards as of the date of death:

- Outstanding stock options granted on February 28, 2012, March 5, 2013, and March 4, 2014 vested in full with an adjusted option expiration date of five years following the date of employment termination. As of December 31, 2014, the value of the accelerated vesting was $11,263,956, which was calculated based on the NYSE closing price per share of the company's common stock as of that date ($41.69).

- A pro rata portion of the performance shares granted on March 5, 2013 and March 4, 2014 vested (subject to the satisfaction of performance objectives) for the portion of each performance period Mr. McGee was employed, with payment to be made after the end of each three year performance period on the scheduled payout date based on the approved payout factor (0%-200%). As of December 31, 2014, the value of the accelerated vesting, assuming a target payout, was $5,770,897, which was calculated based on the portion of each performance period that had elapsed as of December 31, 2014 and the NYSE closing price per share of the company's common stock as of that date ($41.69).
- The 2013 special equity award (granted to Mr. McGee on October 30, 2013) was forfeited, consistent with the terms of that award.

In accordance with Mr. McGee's transition agreement, his family can elect to continue, at its expense, company high deductible health plan coverage following his death.

Mr. McGee's vested Excess Savings Plan benefit (see the *Non-Qualified Deferred Compensation – Excess Savings Plan Table* on page 64) and pension benefits (see the *Pension Benefits Table* on page 62) will be distributed following his death.

Definitions

"Cause" as used above is defined differently, depending upon whether an event occurs before or after a Change of Control.

- Prior to a Change of Control, "Cause" is generally defined as termination for misconduct or other disciplinary action.
- Upon the occurrence of a Change of Control, "Cause" is generally defined as the termination of the executive's employment due to (i) a felony conviction; (ii) an act or acts of dishonesty or gross misconduct which result or are intended to result in damage to the company's business or reputation; or (iii) repeated violations by the executive of the obligations of his or her position, which violations are demonstrably willful and deliberate and which result in damage to the company's business or reputation.

"Change of Control" is generally defined as:

- the filing of a report with the SEC disclosing that a person is the beneficial owner of 40% or more of the outstanding stock of the company entitled to vote in the election of directors of the company;
- a person purchases shares pursuant to a tender offer or exchange offer to acquire stock of the company (or securities convertible into stock), provided that after

consummation of the offer, the person is the beneficial owner of 20% or more of the outstanding stock of the company entitled to vote in the election of directors of the company;
- the consummation of a merger, consolidation, recapitalization or reorganization of the company approved by the stockholders of the company, other than in a transaction immediately following which the persons who were the beneficial owners of the outstanding securities of the company entitled to vote in the election of directors of the company immediately prior to such transaction are the beneficial owners of at least 55% of the total voting power represented by the securities of the entity surviving such transaction entitled to vote in the election of directors of such entity in substantially the same relative proportions as their ownership of the securities of the company entitled to vote in the election of directors of the company immediately prior to such transaction;
- the consummation of a sale, lease, exchange or other transfer of all or substantially all the assets of the company approved by the stockholders of the company; or
- within any 24 month period, the persons who were directors of the company immediately before the

beginning of such period (the "Incumbent Directors") cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of any successor to the company, provided that any director who was not a director at the beginning of such period shall be deemed to be an Incumbent Director if such director (A) was elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of this clause, and (B) was not designated by a person who has entered into an agreement with the company to effect a merger or sale transaction described above.

"Good Reason" is generally defined as:

- the assignment of duties inconsistent in any material adverse respect with the executive's position, duties, authority or responsibilities, or any other material adverse change in position, including titles, authority or responsibilities;
- a material reduction in base pay or target AIP award;
- being based at any office or location more than 50 miles from the location at which services were performed immediately prior to the Change of Control (provided that such change of office or location also entails a substantially longer commute);
- a failure by the company to obtain the assumption and agreement to perform the provisions of the Senior Executive Plan by a successor; or
- a termination asserted by the company to be for cause that is subsequently determined not to constitute a termination for Cause.

ITEM 3   ADVISORY APPROVAL OF 2014 COMPENSATION OF NAMED EXECUTIVE OFFICERS

Section 14A of the Securities Exchange Act of 1934, as amended, provides our shareholders with the opportunity to vote to approve, on an advisory basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with the rules of the SEC. We currently intend to hold these votes on an annual basis. Accordingly, the next such vote will be held at our 2016 Annual Meeting.

As described in detail in the *Compensation Discussion and Analysis* beginning on page 37, our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by: (1) encouraging profitable growth consistent with prudent risk management, (2) attracting and retaining key talent, and (3) appropriately aligning pay with short- and long-term performance. The advisory vote on this resolution is not intended to address any specific element of compensation; rather, it relates to the overall compensation of our NEOs, as well as the philosophy, policies and practices described in this proxy statement. You have the opportunity to vote for, against or abstain from voting on the following resolution relating to executive compensation:

RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussion contained in this proxy statement.

Because the required vote is advisory, it will not be binding upon the Board. The Compensation Committee will, however, take into account the outcome of the vote when considering future executive compensation arrangements.

The Board recommends that shareholders vote "FOR" the foregoing resolution to approve our compensation of named executive officers as disclosed in the *Compensation Discussion and Analysis*, the compensation tables and the narrative discussion contained in this proxy statement.

INFORMATION ON STOCK OWNERSHIP



In this section, you will find information about:

- Directors and Executive Officers
- Certain Shareholders
- Section 16(a) Beneficial Ownership Reporting Compliance

DIRECTORS AND EXECUTIVE OFFICERS

The following table shows, as of March 23, 2015: (1) the number of shares of our common stock beneficially owned by each director, director nominee, and NEO*, and (2) the aggregate number of shares of common stock and common stock-based equity (including RSUs, performance shares granted at target and stock options that will not vest or become exercisable within 60 days, as applicable) held by all directors, director nominees, and Section 16 executive officers as a group.

Neither the common stock beneficially owned by the directors and director nominees individually, nor the common stock beneficially owned by all directors, director nominees, and Section 16 excecutive officers as a group, exceeds 1% of the total outstanding shares of our common stock as of March 23, 2015.

*As a result of his death on February 13, 2015, the common stock owned by Mr. McGee is not included in this table.

Name of Beneficial Owner	Common Stock(1)	Total(2)
Robert B. Allardice, III	51,178	51,178
Beth Bombara	70,317	282,763
Douglas Elliot	327,382	822,518
Trevor Fetter	50,757	50,757
Brion Johnson	73,230	267,752
Kathryn A. Mikells	47,911	47,911
Michael G. Morris	62,874	62,874
Thomas A. Renyi	44,326	44,326
Julie G. Richardson(3)	13,713	13,713
Teresa W. Roseborough(4)	622	622
Virginia P. Ruesterholz	9,563	9,563
Robert Rupp	277,196	518,270
Charles B. Strauss(5)	52,162	52,162
Christopher J. Swift	453,904	1,085,135
H. Patrick Swygert	42,192	42,192
All directors, director nominees and Section 16 executive officers as a group (21 persons)	2,056,385	4,175,927

(1) *All shares of common stock are owned directly except as otherwise indicated below. Pursuant to SEC regulations, shares of common stock beneficially owned include shares of restricted stock and shares of common stock that, as of March 23, 2015: (i) may be acquired by directors and Section 16 executive officers upon the vesting of restricted stock and stock-settled RSUs or the exercise of stock options exercisable within 60 days after March 23, 2015, (ii) are allocated to the accounts of Section 16 executive officers under the Company's tax-qualified 401(k) plan (The Hartford Investment and Savings Plan), (iii) are held by Section 16 executive officers under The Hartford Employee Stock Purchase Plan or The Hartford Deferred Restricted Stock Unit Plan, and by Mr. Swygert under the Dividend Reinvestment and Cash Payment Plan, or (iv) are owned by a director's or a Section 16 executive officer's spouse or minor child. Of the number of shares of common stock shown above, the following shares may be acquired upon exercise of stock options as of March 23, 2015 or within 60 days thereafter by: Ms. Bombara, 70,316 shares; Mr. Elliot, 269,943 shares; Mr. Johnson, 55,872 shares; Mr. Rupp, 238,712 shares; Mr. Swift, 370,267 shares; and all Section 16 executive officers as a group, 1,324,656 shares.*

(2) *This column shows the individual's total stock-based holdings in the company, including the securities shown in the "Common Stock" column (as described in footnote 1), plus RSUs, performance shares granted at target and stock options that may vest or become exercisable more than 60 days after March 23, 2015.*

(3) *The amount shown includes 1,500 shares of common stock held by three separate trusts for which Ms. Richardson serves as co-trustee.*

(4) *The amount shown is an estimate of the number of shares Ms. Roseborough will receive for her $26,700 restricted stock award within 60 days after March 23, 2015. This award was prorated to reflect Board service from April 1, 2015 to May 20, 2015, the remainder of the 2014-2015 Board year. The estimated number of shares was calculated by dividing her prorated award by the closing share price of our common stock on Monday, March 23, 2015 ($42.99). The actual number of shares that Ms. Roseborough will be granted depends on the closing share price of our common stock on the grant date, which will occur at the beginning of the next trading window. All restricted stock awards to the directors, including Ms. Roseborough's award, will vest and distribute on May 20, 2015.*

(5) The amount shown includes 29,770 shares of common stock held by grantor retained annuity trusts of which Mr. Strauss is the sole trustee.

CERTAIN SHAREHOLDERS

The following table shows those persons known to the company as of February 13, 2015 to be the beneficial owners of more than 5% of our common stock. In furnishing the information below, we have relied on information filed with the SEC by the beneficial owners.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	31,707,571[2]	7.34%
State Street Corporation One Lincoln Street Boston, MA 02111	25,688,335[3]	6.0%

(1) The percentages contained in this column are based solely on information provided in Schedules 13G or 13G/A filed with the SEC by each of the beneficial owners listed above regarding their respective holdings of our common stock as of December 31, 2014.

(2) This information is based solely on information contained in a Schedule 13G/A filed on February 10, 2015 by The Vanguard Group to report that it was the beneficial owner of 31,707,571 shares of our common stock as of December 31, 2014 (with all such shares being held by subsidiaries of Vanguard, including Vanguard Fiduciary Trust Company which beneficially owns 585,215 of the shares and Vanguard Investments Australia, Ltd. which beneficially owns 295,369 of the shares). Vanguard has the sole power to vote or to direct the vote with respect to 753,051 of such shares, the sole power to dispose or direct the disposition with respect to 30,994,823 of such shares and the shared power to dispose or direct the disposition of 712,748 of such shares.

(3) This information is based solely on information contained in a Schedule 13G filed on February 12, 2015 by State Street Corporation to report that it was the beneficial owner of 25,688,335 shares of our common stock as of December 31, 2014. State Street has the shared power to vote or to direct the vote with respect to 25,688,335 of such shares and shared power to dispose or direct the disposition of 25,688,335 of such shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and designated Section 16 executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Section 16 executive officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based upon a review of filings with the SEC and written representations from our directors and Section 16 executive officers that no other reports were required, we believe that all Section 16(a) reports were filed timely in 2014, except that a report filed on March 6, 2014 for James Davey, a Section 16 executive officer, inadvertently omitted the sale of 9,465 shares of our common stock. Mr. Davey reported the transaction in his year-end report on Form 5, which was timely filed.

INFORMATION ABOUT THE HARTFORD'S ANNUAL MEETING OF SHAREHOLDERS



In this section, you will find information about:

- Householding of Proxy Material
- Frequently Asked Questions
- Other Business

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, which is commonly referred to as "householding," provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, please notify your broker. You may also call (800) 542-1061 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s). You can also request prompt delivery of copies of the proxy statement and Form 10-K for the fiscal year ended December 31, 2014 by writing to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

FREQUENTLY ASKED QUESTIONS

The Board of Directors of The Hartford is soliciting shareholders' proxies in connection with the 2015 Annual Meeting of Shareholders, and at any adjournment or postponement thereof. The mailing to shareholders of the notice of Internet availability of proxy materials took place on or about April 8, 2015.

Q: Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: Instead of mailing a printed copy of our proxy materials to each shareholder of record, the SEC permits us to furnish proxy materials by providing access to those documents on the Internet. Shareholders will not receive printed copies of the proxy materials unless they request them. The notice instructs you as to how to submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions in the notice for requesting those materials.

Q: How are shares voted if additional matters are presented at the Annual Meeting?

A: Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxyholders, Alan J. Kreczko, Executive Vice President and General Counsel, and Donald C. Hunt, Vice President and Corporate Secretary, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with Delaware law and our By-laws.

Q: Who may vote at the Annual Meeting?

A: Holders of our common stock at the close of business on March 23, 2015 (the "Record Date") may vote at the Annual Meeting. On the Record Date, we had 421,836,602 shares of common stock outstanding and entitled to be voted at the Annual Meeting. You may cast one vote for each share of common stock you hold on all matters presented at the Annual Meeting.

Participants in The Hartford Investment and Savings Plan ("ISP") and The Hartford Deferred Restricted Stock Unit Plan ("Bonus Swap Plan") may instruct plan trustees as to how to vote their shares using the methods described on page 77. The trustees of the ISP and the Bonus Swap Plan will vote shares as to which they have not received direction in accordance with the terms of the ISP and the Bonus Swap Plan, respectively.

Participants in The Hartford's Employee Stock Purchase Plan ("ESPP") may vote their shares using the voting methods described on page 77.

Q: What vote is required to approve each proposal?

A:

PROPOSAL			VOTING STANDARD
1	Election of Directors	➡	A director will be elected if the number of shares voted "for" that director exceeds the number of votes "against" that director.
2	To ratify the appointment of the our independent registered public accounting firm	➡	An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote
3	To approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement	➡	An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote

Q: What is the difference between a "shareholder of record" and a "street name" holder?

A: These terms describe the manner in which your shares are held. If your shares are registered directly in your name through Computershare, our transfer agent, you are a "shareholder of record." If your shares are held in the name of a brokerage firm, bank, trust or other nominee as custodian on your behalf, you are a "street name" holder.

Q: How do I vote my shares?

A: Subject to the limitations described below, you may vote by proxy:

By internet using your computer	By telephone
Visit 24/7 www.proxyvote.com	Dial toll-free 24/7 1-800-690-6903

By mailing your Proxy Card	In person
Cast your ballot, sign your proxy card and send by mail	Shareholders of record may join us in person at the Annual Meeting.

When voting on any proposal, you may vote "for" or "against" the item or you may abstain from voting.

Voting Through the Internet or by Telephone. Whether you hold your shares directly as the shareholder of record or beneficially in "street name," you may direct your vote by proxy without attending the Annual Meeting. You can vote by proxy over the Internet or by telephone by following the instructions provided in the notice you received.

Voting by Proxy Card or Voting Instruction Form. Each shareholder, including any employee of The Hartford who owns common stock through the ISP, the Bonus Swap Plan or the ESPP, may vote by using the proxy card(s) or voting instruction form(s) provided to him or her. When you return a proxy card or voting instruction form that is properly signed and completed, the shares of common ctock represented by that card will be voted as you specified.

Q: Can I vote my shares in person at the Annual Meeting?

A: If you are a shareholder of record, you may vote your shares in person at the Annual Meeting. If you hold your shares in street name, you must obtain a legal proxy from your broker, banker, trustee or nominee, giving you the right to vote the shares at the Annual Meeting.

Q: Can my shares be voted even if I abstain or don't vote by proxy or attend the Annual Meeting?

A: If you cast a vote of "abstention" on a proposal, your shares cannot be voted otherwise unless you change your vote (see below). Because they are considered to be present and entitled to vote for purposes of determining voting results, abstentions will have the effect of a vote against Proposal #2 and Proposal #3. Note, however, that abstentions will have no effect on Proposal #1, since only votes "for" or "against" a director nominee will be considered in determining the outcome.

Abstentions are included in the determination of shares present for quorum purposes.

If you don't vote your shares held in street name, your broker can vote them in its discretion on matters that the NYSE has ruled discretionary. The ratification of Deloitte & Touche LLP as independent registered public accounting firm is a discretionary item under the NYSE rules. If no contrary direction is given, your shares will be voted on this matter by your broker in its discretion. The NYSE deems the election of directors, the implementation of equity compensation plans and matters relating to executive compensation as non-discretionary matters in which brokers may not vote shares held by a beneficial owner without instructions from such beneficial owner. Accordingly, brokers will not be able to vote your shares for the election of directors, or the advisory vote on compensation of our named executive officers if you fail to provide specific instructions. If you do not provide instructions, a "broker non-vote" results, and the underlying shares will not be considered voting power present at the Annual Meeting. Therefore, these shares will not be counted in the vote on those matters.

If you do not vote shares for which you are the shareholder of record, your shares will not be voted.

Q: What constitutes a quorum, and why is a quorum required?

A: A quorum is required for our shareholders to conduct business at the Annual Meeting. The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares entitled to vote on the Record Date will constitute a quorum, permitting us to conduct the business of the meeting. Abstentions and proxies submitted by brokers (even with limited voting power such as for discretionary matters only) will be considered "present" at the Annual Meeting and counted in determining whether there is a quorum present.

Q: Can I change my vote after I have delivered my proxy?

A: Yes. If you are a shareholder of record, you may revoke your proxy at any time before it is exercised by:

1.   entering a new vote using the Internet or by telephone;
2.   giving written notice of revocation to our Corporate Secretary;
3.   submitting a subsequently dated and properly completed proxy card; or
4.   attending the Annual Meeting and revoking your proxy (your attendance at the Annual Meeting will not by itself revoke your proxy).

If you hold shares in street name, you may submit new voting instructions by contacting your broker, bank or other nominee. You may also change your vote or revoke your proxy in person at the Annual Meeting if you obtain a legal proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares.

Q: Where can I find voting results of the Annual Meeting?

A: We will announce preliminary voting results at the Annual Meeting and publish the results in a Form 8-K filed with the SEC within four business days after the date of the Annual Meeting.

Q: How can I submit a proposal for inclusion in the 2016 proxy statement?

A: We must receive proposals submitted by shareholders for inclusion in the 2016 proxy statement relating to the 2016 Annual Meeting no later than the close of business on December 10, 2015. Any proposal received after that date will not be included in our proxy materials for 2016. In addition, all proposals for inclusion in the 2016 proxy statement must comply with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934. No proposal may be presented at the 2016 Annual Meeting unless we receive notice of the proposal by Friday, February 19, 2016. Proposals should be addressed to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. All proposals must comply with the requirements set forth in our By-laws, a copy of which may be obtained from our Corporate Secretary or on the Corporate Governance page of the investor relations section of our website at *http://ir.thehartford.com*.

Q: How may I obtain other information about The Hartford?

A: General information about The Hartford is available on our website at *www.thehartford.com*. You may view the Corporate Governance page of the investor relations section of our website at *http://ir.thehartford.com* for the following information, which is also available in print without charge to any shareholder who requests it in writing:

SEC Filings	➡	• Copies of this proxy statement • Annual Report on Form 10-K for the fiscal year ended December 31, 2014 • Other filings we have made with the SEC
Governance Documents	➡	• Articles of Incorporation • By-laws • Corporate Governance Guidelines (including guidelines for determining director independence and qualifications) • Charters of the Board's committees • Code of Ethics and Business Conduct • Code of Ethics and Business Conduct for Members of the Board of Directors • Code of Ethics and Political Compliance

Written requests for print copies of any of the above-listed documents should be addressed to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

For further information, you may also contact our Investor Relations Department at the following address: The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155, or call (860) 547-2537.

OTHER INFORMATION

As of the date of this proxy statement, the Board of Directors has no knowledge of any business that will be properly presented for consideration at the Annual Meeting other than that described above. As to other business, if any, that may properly come before the Annual Meeting, the proxies will vote in accordance with their judgment.

Present and former directors and present and former officers and other employees of the Company may solicit proxies by telephone, telegram or mail, or by meetings with shareholders or their representatives. The Company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. The Company has engaged Morrow & Co., LLC to solicit proxies for the Annual Meeting for a fee of $73,000, plus the payment of Morrow's out-of-pocket expenses. The Company will bear all expenses relating to the solicitation of proxies.

This proxy statement, the Company's Form 10-K for the fiscal year ended December 31, 2014, and a letter to shareholders from the Company's Chairman are available to you via the Internet. Shareholders who access the Company's materials this way get the information they need electronically, which allows us to reduce printing and delivery costs and lessen adverse environmental impacts. The Notice contains instructions as to how to access and review these materials. You may also refer to the Notice for instructions regarding how to request paper copies of these materials.

We hereby incorporate by reference into this proxy statement "Item 10: Directors and Executive Officers of the Registrant" and "Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

By order of the Board of Directors,

Donald C. Hunt

Vice President and Corporate Secretary

Dated: April 8, 2015

SHAREHOLDERS ARE URGED TO VOTE BY PROXY, WHETHER OR NOT THEY EXPECT TO ATTEND THE ANNUAL MEETING. A SHAREHOLDER MAY NEVERTHELESS REVOKE HIS OR HER PROXY AND VOTE IN PERSON IF HE OR SHE ATTENDS THE ANNUAL MEETING (STREET HOLDERS MUST OBTAIN A LEGAL PROXY FROM THEIR BROKER, BANKER OR TRUSTEE TO VOTE IN PERSON AT THE ANNUAL MEETING).

APPENDIX A: DEFINITIONS OF "COMPENSATION CORE EARNINGS" AND "COMPENSATION CORE ROE"

For purposes of the 2014 AIP awards, "Compensation Core Earnings" is defined as follows:

2014 GAAP Net Income

Adjusted for:

Net realized capital gains (losses), after-tax and deferred acquisition costs ("DAC"), except for those net realized capital gains (losses) resulting from net periodic settlements on credit derivatives and net periodic settlements on fixed annuity cross-currency swaps (these included net realized capital gains (losses) are directly related to offsetting items included in the income statement, such as net investment income)

The impact of the unlock of estimated gross profits ("DAC Unlock"), after-tax

Restructuring costs, after-tax

Income (losses) associated with discontinued operations, after-tax

Loss on extinguishment of debt, after-tax

Reinsurance gains (losses) on dispositions, after-tax

=Core Earnings

Adjusted for after-tax:

Income (losses) associated with the cumulative effect of accounting changes, and accounting extraordinary items

Total catastrophe losses, including reinstatement premiums, state catastrophe fund assessments and terrorism losses, that are below or above the 2014 catastrophe budget

Entire amount of a gain (loss) (or such percentage of a loss as determined by the Compensation Committee) associated with any other unusual or non-recurring item, including but not limited to reserve development, significant policyholder behavior changes or transactions in Talcott Resolution, litigation and regulatory settlement charges and prior year non-recurring tax benefits or charges.

=Compensation Core Earnings

For purposes of 2014 performance share awards, "Compensation Core ROE" is defined as follows:

GAAP Net Income

Adjusted for:

Net realized capital gains (losses), after-tax and deferred acquisition costs ("DAC"), except for those net realized capital gains (losses) resulting from net periodic settlements on credit derivatives and net periodic settlements on fixed annuity cross-currency swaps (these included net realized capital gains (losses) are directly related to offsetting items included in the income statement, such as net investment income)

The impact of the unlock of estimated gross profits ("DAC Unlock"), after-tax

Restructuring costs, after-tax

Income (losses) associated with discontinued operations, after-tax

Loss on extinguishment of debt, after-tax

Reinsurance gains (losses) on dispositions, after-tax

=Core Earnings

Adjusted for after-tax:

Income (losses) associated with the cumulative effect of accounting changes and accounting extraordinary items

Total catastrophe losses, including reinstatement premiums, state catastrophe fund assessments and terrorism losses that are below or above the 2016 catastrophe budget (for this purpose the 2016 catastrophe budget is determined as of December 2013, as adjusted for changes in exposures and for tornado/hail catastrophes per exposure equal to an 8-year average based on 2008 to 2015 actual experience)

Prior accident year reserve development associated with asbestos and environmental reserves

Entire amount of a gain (loss) associated with litigation and regulatory settlement charges and/or with prior/current year non-recurring tax benefits or charges.

=Compensation Core Earnings

Divided by:

The 12-month rolling average equity, excluding accumulated other comprehensive income, for the year ending December 31, 2016

=Compensation Core ROE

APPENDIX B: SUPPLEMENTAL PEER GROUPS

Risk Management

ABN AMRO Securities (USA) LLC	DVB Bank	Natixis
AIB Capital Markets	DZ Bank	National Australia Bank
Australia & New Zealand Banking Group	Discover Financial Services	Newedge
AIG	DnB Bank	Nomura Securities
Ally Financial Inc.	East West Bancorp	Nord/LB
American Express	EDF Trading Limited	The Northern Trust Corporation
AXA Investment Managers	Edison Mission Group	The Options Clearing Corporation
Banco Bilbao Vizcaya Argentaria	Fannie Mae	Piper Jaffray
Bank of America	Federal Reserve Bank of New York	Prudential Financial
The Bank Of New York Mellon	Federal Reserve Bank of San Francisco	PNC Bank
Bank of Tokyo - Mitsubishi UFJ	Fidelity Investments	RBS/Citizens Bank
Barclays Investment Bank	Financial Industry Regulatory Authority	Robert W. Baird & Co. Inc.
BBVA Compass	Federal Reserve Bank of Atlanta	RWE Supply & Trading GmbH
BMO Financial Group	Federal Reserve Bank of Boston	Raymond, James & Associates
The Bank of Nova Scotia	Federal Reserve Bank of Chicago	Royal Bank of Canada
Bank of the West	Federal Reserve Bank of Kansas City	RBS Markets & International Banking
Bayerische Landesbank	Federal Reserve Bank of Minneapolis	Regions Financial Corporation
BNP Paribas	Freddie Mac	Standard & Poor's
Branch Banking & Trust Co.	Fifth Third Bank	Societe Generale
Bunge Corporation	GE Capital	Standard Chartered Bank
Crédit Agricole CIB	Goldman, Sachs & Co.	The Sumitomo Trust & Banking Co. (U.S.A.)
Capital One	Gavilon	Sallie Mae
The Capital Group Companies, Inc	HSBC Global Banking and Markets	Charles Schwab & Co., Inc
China Merchants Bank	ICAP	Shell Trading
CIBC World Markets	ING	SVB Financial Group
The CIT Group	Jefferies	State Street Bank & Trust Company
Citigroup	JP Morgan Chase	Sumitomo Mitsui Trust Bank
Commerzbank	KBC Bank	SunTrust Banks
Credit Industriel et Commercial	KeyCorp	TD Securities
Credit Suisse	Landesbank Baden-Wuerttemberg	TIAA-CREF
Carval Investors	Lloyds Banking Group	UniCredit
Castleton Commodities International LLC	LCH.Clearnet	UBS
Commonwealth Bank of Australia	M&T Bank Corporation	Union Bank, N.A.
ConvergEx Group	Mizuho Corporate Bank, Ltd.	USAA
Cowen and Company, LLC	Macquarie Bank	The Vanguard Group, Inc.
Depository Trust & Clearing Corporation	Mitsubishi Securities	Wells Fargo Bank
Deutsche Bank	Mizuho Capital Markets	Webster Bank
Dexia	Morgan Stanley	Zions Bancorporation

Investment Management

40/86 Advisors, Inc. (CNO Financial Group)	Epoch Investment Partners, Inc.	Orbis Investment Management Limited
Aberdeen Asset Management	Equity Investment Corporation	O'Shaughnessy Asset Management, LLC
Acadian Asset Management, LLC	Erie Insurance Group	Pacific Investment Management Company LLC
Adams Express Company, The	FBL Financial Group, Inc.	Pacific Life Insurance Company
Adams Street Partners, LLC	Federated Investors, Inc.	PanAgora Asset Management, Inc.
Advantus Capital Management, Inc.	Fidelity Investments	PineBridge Investments
Advisory Research, Inc. (Piper Jaffray)	First Eagle Investment Management, LLC	PPM America, Inc.
AEGON USA Investment Management, LLC	Fort Washington Investment Advisors	Principal Financial Group, The
Aetna, Inc.	Forward Management, LLC	ProShare Advisors LLC
AEW Capital Management	Franklin Templeton Investments	Progressive Corporation, The
Aflac Global Investments	Fred Alger Management, Inc.	Protective Life Corporation

Investment Management

AIG Global Asset Management	Fund Evaluation Group, LLC	Prudential Financial
Alcentra	Genworth Financial	Putnam Investments
AllianceBernstein L.P.	Glenmede Trust Company	Pyramis Global Advisors
Allianz Global Investors	GMO LLC	Pzena Investment Management, LLC
Allianz Life Insurance Company of North America	Goldman Sachs Asset Management	Rafferty Asset Management LLC (Direxion)
Allstate Investments, LLC	Golub Capital	Rainier Investment Management, LLC
Alpine Woods Capital Investors, LLC	Great-West Financial	Raymond James Financial Services, Inc.
American Century Investments	Guardian Life Insurance Company	Reinsurance Group of America, Inc.
American Family Insurance	Guggenheim Investments	Rockefeller & Co., Inc.
Ameritas Investment Partners, Inc	GuideStone Financial Resources	Rogge Global Partners Plc
AMG Funds LLC	Harding Loevner Management L.P.	Roosevelt Investment Group, Inc., The
AMICA Mutual Insurance Company	Harris Associates	RS Investment Management Co. LLC
AQR Capital Management, LLC	Heartland Advisors, Inc.	Russell Investments
Arrowstreet Capital, L.P.	Heitman	Sands Capital Management, LLC
Artisan Partners Limited Partnership	Henderson Global Investors	Santa Barbara Asset Management, LLC
Ashmore Equities Investment Management (US) LLC	Hennessy Advisors, Inc.	Schroder Investment Management NA Inc.
Assurant, Inc.	ING Investment Management International	Sit Investment Associates, Inc.
Aviva Investors	Institutional Capital LLC (ICAP)	StanCorp Financial Group, Inc.
AXA Investment Managers	INTECH Investment Management LLC	Standard Life Investments
Babson Capital Management LLC	Invesco Plc	Standish Mellon Asset Management Company LLC
Baring Asset Management	Investment Counselors of Maryland, LLC	State Farm Mutual Insurance Company
Barrow, Hanley, Mewhinner & Strauss	Jacobs Levy Equity Management, Inc.	State Street Global Advisors
Bessemer Trust Company	Janus Capital Group	Stone Harbor Investment Partners LP
BlackRock, Inc.	Jennison Associates LLC	Sun Life Financial
BNP Paribas Investment Partners	JPMorgan Asset Management	Swiss Re Asset Management
BNY Mellon Cash Investment Strategies	Kayne Anderson Rudnick Investment Mgmt, LLC	Symphony Asset Management LLC
Boston Company Asset Management, LLC, The	Lazard Asset Management LLC	T. Rowe Price Associates, Inc.
Brandes Investment Partners, L.P.	Legal & General Investment Management (America)	Third Avenue Management LLC
Brandywine Global Investment Management, LLC	Legg Mason & Co., LLC	Thompson, Siegel & Walmsley LLC
Bridgewater Associates, Inc.	Liberty Mutual Asset Management, Inc.	Thornburg Investment Management, Inc.
Bridgeway Capital Management, Inc.	Lincoln Financial Group	Thrivent Financial for Lutherans
Brinker Capital Holdings, Inc.	Loews Corporation	TIAA-CREF
Brown Advisory	Logan Circle Partners, L.P.	TimesSquare Capital Management LLC
Brown Brothers Harriman & Co.	Loomis, Sayles & Company, L.P.	Tradewinds Global Investors, LLC
Calamos Investments	Lord, Abbett & Co., LLC	Travelers Companies, Inc., The
Calvert Investments, Inc.	Luther King Capital Management	Trilogy Global Advisors, LLC
Capital Group Companies, Inc., The	MacKay Shields LLC	Trust Company of the West
CastleArk Management LLC	Manulife Asset Management	UBS Global Asset Management
Charles Schwab Investment Management, Inc.	Matthews International Capital Management, LLC	Unum
Christian Brothers Investment Services, Inc.	MEAG New York Corporation (Munich RE)	USAA Investment Management Co.
Chubb Group of Insurance Companies	Mellon Capital Management	Van Eck Associates Corporation
Cigna Investment Management, LLC	Mercer Global Investments	Vanguard Group, Inc., The
ClearBridge Investments	MetLife Investments	Vaughan Nelson Investment Management, L.P.
CNL Financial Group	MFS Investment Management	Virtus Investment Partners, Inc.
Cohen & Steers, Inc.	Modern Woodmen of America	Vontobel Asset Management, Inc.
Columbia Management Investment Advisers, LLC	Morgan Stanley Investment Management	VOYA Investment Management
CommonFund	Mutual of America Capital Management	Vulcan Inc.
Conning Holdings Corp.	Mutual of Omaha	Waddell & Reed Investment Management Company
Copper Rock Capital Partners, LLC	Nationwide	Wellington Management Company, LLP
Cornerstone Capital Management, Inc.	Neuberger Berman Group	Western Asset Management Company
Cornerstone Investment Partners, LLC	New York Life Investment Management LLC	Westfield Capital Management Company, L.P.

Investment Management

Delaware Investments	Newfleet Asset Management, LLC	Westwood Holdings Group, Inc.
Deutsche Asset & Wealth Management	Nikko Asset Management Americas, Inc.	WHV Investment Management, Inc.
Diamond Hill Investment Group Inc.	Northwestern Mutual Life Insurance Company	William Blair & Company, L.L.C.
Dimensional Fund Advisors Inc.	Numeric Investors LLC	Winslow Capital Management Inc.
DuPont Capital Management	Nuveen Investments	WisdomTree Investments
Duff & Phelps Investment Management Co.	NWQ Investment Management Company, LLC	XL Group plc
EII Capital Management, Inc.	OFI Global Asset Management/ OppenheimerFunds	Zurich Alternative Asset Management, LLC
Eaton Vance Investment Managers	OneAmerica Financial Partners, Inc.	
Echo Point Investment Management, LLC	Pioneer Investment Management	

In loving memory of our colleague,
leader and friend,

LIAM E. MCGEE

Our thoughts and prayers are with
the entire McGee family.

Your teammates at The Hartford



**THE
HARTFORD**

The Hartford strives to be an exceptional company celebrated for financial performance, character and customer value. Whether promoting a diverse and inclusive culture, volunteering in local communities or leading environmental practices, The Hartford's values consistently demonstrate respect for people, communities and the environment.

- Our employees are actively involved in the community, giving through time, talent and donations
- Our national philanthropic program, *Communities with HART* encourages the well-being of America's communities by enabling 500 small businesses to grow and inspiring 100,000 youth to become future small business leaders
- We foster hundreds of community partnerships across the country in support of education, community support services and neighborhood revitalization efforts

Striving to do the right thing every day and in every situation is fundamental to our culture. We frequently receive recognition for our efforts, including the following:

- One of the "World's Most Ethical Companies," Ethisphere Institute (2015)
- Best Place to Work for Lesbian, Gay, Bisexual and Transgender (LGBT) Equality, *Human Rights Campaign, Corporate Equality Index* (2015)
- Military Friendly Employer, *Victory Media* (2015)
- Dow Jones Sustainability Index Member, *Dow Jones* (2014-2015)
- Carbon Performance Leadership Index, *Carbon Disclosure Project* (2014)
- Climate Leadership Award for Excellence in Green House Gas Management, *U.S. Environmental Protection Agency* (2015)













2015 WORLD'S MOST™ ETHICAL COMPANIES® WWW.ETHISPHERE.COM

HUMAN RIGHTS CAMPAIGN FOUNDATION 2015 BEST PLACES TO WORK for LGBT Equality 100% CORPORATE EQUALITY INDEX

MILITARY FRIENDLY MF'15 EMPLOYER

Dow Jones Sustainability Indexes Member 2014/15

CDP DRIVING SUSTAINABLE ECONOMIES

CLIMATE LEADERSHIP AWARDS 2015 Excellence in GHG Management (Goal Setting) Certificate Recipient

LEARN MORE ABOUT THE HARTFORD: THEHARTFORD.COM/OUR-COMPANY.



THE HARTFORD



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The Hartford® is The Hartford Financial Services Group, Inc. and its subsidiaries, including issuing companies, Hartford Fire Insurance Company, Hartford Life Insurance Company and Hartford Life and Accident Insurance Company. Its headquarters is in Hartford, CT.